UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Hollywood Hills, LLC

Legal status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
October 2, 2025

Physical Address of Issuer:
6210 Wilshire Blvd. Ste. 200, PMB 717, Los Angeles, CA 90048

Website of Issuer: www.hollywoodhills.cc

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and seven percent (7%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount

of $50,000 or more directly sourced and introduced to the Offering by the Issuer shall be 3% of the amount of such investment.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

Type of Security Offered:
Revenue Participation Interest

Target Number of Securities to be Offered:
75,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):
$5,000,000

Deadline to reach the Target Offering Amount:
December 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (Inception – 12/31/25)	Prior fiscal year-end (2024 - Company did not exist)
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$5,227.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income/(Loss)	($5,227.00)	N/A

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

HOLLYWOOD HILLS, LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer", the "Company" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of Revenue Participation Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Purchase Amount is $200.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Revenue Participation Agreement (attached as Exhibit B).

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/hollywood-hills (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within

five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Revenue Participation Agreement attached hereto as Exhibit B (the "**Revenue Participation Agreement**"), in conjunction with the following summary information. As a condition to purchasing the Securities, each Investor will be required to execute, or otherwise become a party to, and be bound by the Revenue Participation Agreement.

Revenue Participation Interests

The Company is offering revenue participation interests related to the motion picture currently entitled *Hollywood Hills*, together with all rights in and to the motion picture and all allied, ancillary and derivative rights related thereto, including merchandising, publishing, soundtrack and music rights, interactive and gaming rights, digital collectibles, community and experiential rights, sponsorship and promotional rights and remake, sequel, prequel, spin-off, episodic, series, stage and other derivative production rights (collectively, the "**Picture**") (the "**Revenue Participation Interests**" or "**Securities**").

The Revenue Participation Interests are contractual participation rights only and do not constitute membership interests, equity interests or other ownership interests in the Company and do not provide Investors with any voting, management or other governance rights with respect to the Company or the Picture.

For purposes hereof, an Investor's "**Participation Purchase Price**" means the aggregate gross amount paid by such Investor for the Revenue Participation Interests purchased in this Offering, without deduction for any intermediary fees, commissions or other offering expenses.

For purposes hereof, a holder's "**Participation Percentage**" will equal the number of Revenue Participation Interests held by such holder divided by the aggregate number of Revenue Participation Interests issued in connection with this Offering, including the Revenue Participation Interests issued to the Intermediary as described below.

As compensation for its services in connection with the Offering, the Intermediary will receive Revenue Participation Interests equal to two percent (2%) of the Revenue Participation Interests sold to Investors in this Offering. The Revenue Participation Interests issued to the Intermediary will be of the same class and have the same terms, conditions and rights as the Revenue Participation Interests sold to Investors. Because the Intermediary will pay no Participation Purchase Price for its Revenue Participation Interests, its Recoupment Amount, calculated pursuant to the same formula applicable to Investors, will be zero.

Gross Proceeds and Adjusted Gross Proceeds

"**Gross Proceeds**" means one hundred percent (100%) of all non-refundable amounts actually received by or credited to the Company from the distribution, licensing, sale or other exploitation of the Picture throughout the world, in perpetuity and in all media now known or later developed.

Gross Proceeds include amounts received from theatrical, non-theatrical, television, streaming, home entertainment and other distribution of the Picture and from the exploitation of any allied, ancillary or derivative rights included within the Picture, including licensing, merchandising, publishing, soundtrack and music rights, interactive and gaming rights, digital collectibles, sponsorships, promotional arrangements, community and experiential opportunities and other commercial exploitation of the Picture and its underlying intellectual property.

With respect to any remake, sequel, prequel, spin-off, episodic series or other derivative production based upon the Picture or its underlying intellectual property, Gross Proceeds will include any option fee, purchase price, license fee, royalty, producer participation or other consideration received by or credited to the Company in connection with such derivative production. Gross Proceeds will not include the gross revenues of a separately financed derivative production itself except to the extent such revenues are payable to or received by the Company pursuant to its rights therein.

Gross Proceeds will not include amounts constituting financing of the Picture, including investments, loans, grants, minimum guarantees or advances used to finance production, except to the extent any such amount subsequently becomes non-refundable consideration payable for the exploitation of the Picture.

Tax credits, rebates and other governmental production incentives will not constitute Gross Proceeds and may be applied to production costs or the repayment of any tax credit or other financing incurred against such incentives; provided that, to the extent any such amounts are actually received and retained by the Company after payment of applicable production costs and repayment of any financing secured by or otherwise payable from such amounts, the net amount thereof will be deemed Gross Proceeds and distributed pursuant to the waterfall described below.

"**Adjusted Gross Proceeds**" means Gross Proceeds less all actual, verifiable third-party costs and expenses incurred in connection with the distribution, licensing and other exploitation of the Picture, including distribution and sales agency fees and expenses, advertising and marketing expenses, collection account fees, legal and other third-party exploitation costs, residuals and other guild or union obligations, delivery expenses, taxes and other customary third-party costs directly attributable to the exploitation of the Picture. For the avoidance of doubt, the TSB Bonus Payment described below will not be deducted in determining Gross Proceeds or Adjusted Gross Proceeds for purposes of the Revenue Participation Interests.

No cost or expense may be deducted more than once or deducted to the extent it has previously been paid or reimbursed from production financing or another source and is not itself subject to recoupment from Gross Proceeds. Except as otherwise disclosed, payments to the Company or its affiliates will not be deductible unless they constitute reimbursement of actual third-party costs or are incurred on terms no less favorable to the Picture than would reasonably be available in an arm's-length transaction.

In determining the amount of Adjusted Gross Proceeds available for distribution, the Company may establish reasonable reserves for anticipated expenses, liabilities and obligations relating to the Picture. Amounts placed in reserve will not constitute permanent deductions from Adjusted Gross Proceeds and, when no longer reasonably required, will be released and become available for distribution under the waterfall described below.

"**Participating Financing**" means the aggregate cash financing contributed to the financing of the Picture by Investors in this Offering and all other investors whose financing is entitled to recoup one hundred twenty percent (120%) of the amount invested, on a pari passu basis with the Investors in this Offering, and thereafter participate in the Investor Pool. Participating Financing does not include debt or other loans, bridge or gap financing, tax credits or tax credit financing, grants, minimum guarantees, pre-sales, deferred compensation or other financing or consideration that is not entitled to participate in the Investor Pool.
Notwithstanding the foregoing, the promissory note issued by the Company to Arthur Madrid, the Company's Chief Executive Officer, as described under "Outstanding Debt" below (the "**Promissory Note**"), is debt and does not constitute Participating Financing, will not reduce the Offering Financing Percentage and will not participate in the Investor Pool. Principal and accrued interest payable under the Promissory Note will, however, be repaid from Picture revenues alongside and on a pari passu and pro rata basis with the Recoupment Amounts payable to investors providing Participating Financing, as described below.

The percentage of the Participating Financing represented by this Offering (the "**Offering Financing Percentage**") will equal the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture.

The Company currently anticipates that the production budget for the Picture will be less than approximately $2.5 million, although the final production budget has not yet been completed and may change based on, among other things, filming locations, casting, production incentives and other production considerations. The Target Offering Amount is less than the anticipated production budget. Accordingly, if the Company raises only the Target Offering Amount, or otherwise raises less than the amount required to finance the production and exploitation of the Picture, the Company expects to obtain additional financing from other sources, which may include film financiers and strategic or corporate partners, international pre-sales based on cast attachments, production tax credits, rebates and other incentives, and bridge or other financing related to pre-sales and production incentives.

To the extent any additional financing constitutes Participating Financing, such financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool attributable to the holders of the Revenue Participation Interests issued in this Offering. To the extent additional financing does not constitute Participating Financing, including debt, bridge or gap financing, tax credit financing or other non-participating financing, such financing will not reduce the Offering Financing Percentage, although such financing may have repayment or other rights that are senior to distributions payable to Investors. The final Offering Financing Percentage therefore cannot be determined until the financing of the Picture has been completed. The Company may negotiate different economics or priority arrangements with future industry financiers if commercially necessary, including repayment or other rights that may be senior to distributions payable to Investors.

Investor Recoupment and Participation

Investors will be eligible to receive distributions from Adjusted Gross Proceeds as follows:

- *First,* subject to the repayment of any loans, advances, bridge, gap or other debt or debt-equivalent financing having priority over the Participating Financing, one hundred percent (100%) of Adjusted Gross Proceeds available for distribution will be distributed (i) to all investors providing Participating Financing for the Picture, including Investors in this Offering and any other investors providing Participating Financing, in proportion to their respective unrecouped Recoupment Amounts, and (ii) to the holder of the Promissory Note in proportion to the outstanding principal and accrued and unpaid interest under the Promissory Note, in each case on a pari passu and pro rata basis, until each such investor has received its Recoupment Amount in full and the principal and accrued and unpaid interest under the Promissory Note have been paid in full. Each Investor in this Offering will have a "**Recoupment Amount**" equal to one hundred twenty percent (120%) of such Investor's Participation Purchase Price, consisting of the return of such Investor's Participation Purchase Price plus a twenty percent (20%) premium.

- *Second,* following payment in full of all Recoupment Amounts and the principal and accrued and unpaid interest under the Promissory Note, any fixed or determinable deferred compensation, bonuses and other deferred production compensation payable to cast, crew, producers or other service providers in connection with the Picture pursuant to bona fide written agreements will be paid; and

- *Thereafter,* all remaining Adjusted Gross Proceeds will constitute "**Net Proceeds**," of which fifty percent (50%) will constitute the "**Investor Pool**" and fifty percent (50%) will constitute the "**Producer Pool**."

The holders of the Revenue Participation Interests issued in this Offering, including the Intermediary, will collectively be entitled to that portion of the Investor Pool equal to the Offering Financing Percentage. Each such holder will be entitled to its Participation Percentage of such amount.

Accordingly, if this Offering constitutes all of the Participating Financing for the Picture, the holders of the Revenue Participation Interests will collectively be entitled to the entire Investor Pool. If the Company obtains additional Participating Financing, the holders of the Revenue Participation Interests will be entitled to a proportionately smaller share of the Investor Pool.

The Offering Financing Percentage cannot be determined at the time an Investor makes an investment commitment and will not be fixed until the Company has obtained all Participating Financing for the Picture. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of this Offering, without notice to or the consent of the holders of the Revenue Participation Interests. Each acceptance of additional Participating Financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool to which the holders of the Revenue Participation Interests are collectively entitled. An Investor purchasing Revenue Participation Interests in this Offering therefore will not know, at the time of purchase, the percentage of the Investor Pool that such Investor will ultimately be entitled to receive.

Additional Participating Financing will not reduce the Recoupment Amount payable to any Investor; however, because all investors providing Participating Financing recoup on a pari passu and pro rata basis, additional Participating Financing will increase the aggregate amount required to be recouped and may delay or reduce the likelihood that an Investor receives its Recoupment Amount in full.

Any contingent profit or revenue participations granted to producers, actors, directors, writers or other service providers in connection with the Picture will be charged against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors, unless otherwise specifically disclosed in this Form C. For the avoidance of doubt, a contingent profit or revenue participation will not constitute deferred compensation solely because the amount payable later becomes fixed or determinable.

No Guarantee of Recoupment or Profit Participation

The Revenue Participation Interests are speculative investments. There can be no assurance that the Picture will be completed, distributed or commercially successful or that the Picture will generate sufficient Gross Proceeds or Adjusted Gross Proceeds to permit any Investor to receive all or any portion of such Investor's Recoupment Amount. Even if an Investor receives its full Recoupment Amount, there can be no assurance that the Picture will thereafter generate sufficient Net Proceeds to result in any additional distributions from the Investor Pool. Investors could lose their entire investment.

Pursuant to the IP Assignment Agreement, TSB Gaming Ltd. is entitled to a contingent bonus payment equal to five percent (5%) of the amount by which either (i) "Net Proceeds" from a "Sale Event" or (ii) "Net Revenues" exceed $50,000,000, in each case as such terms are defined in the IP Assignment Agreement (the "**TSB Bonus Payment**"). For purposes of the Revenue Participation Interests, any TSB Bonus Payment will be charged solely against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors.

Production Abandonment

If the Offering is successfully completed and the Company thereafter determines in good faith that the Picture will not enter principal photography, the Company will be required to return to Investors the Offering proceeds, less (i) all fees and commissions previously paid or payable to the Intermediary and (ii) documented, permitted pre-development and pre-production expenses incurred by the Company prior to such determination, in accordance with the terms of the Revenue Participation Agreement. Upon payment of the applicable return amount to an Investor, such Investor's Revenue Participation Interests will be cancelled and will have no further rights under the Revenue Participation Agreement.

Payment to Investors

Any recoupments and returns to which Investors are entitled will be paid on a quarterly basis for the first three (3) years following the Company's first receipt of Gross Proceeds, commencing within ninety (90) days following the end of the first calendar quarter in which the Company receives Adjusted Gross Proceeds available for distribution.

Thereafter, payments, if any, will continue on an annual basis, in each case subject to the Company's receipt of amounts available for distribution and any permitted reserves.

Not Equity Interests

The Securities are not equity interests in the Issuer and provide a right to share in revenues from the Picture, as set forth above.

Voting and Control

The Securities do not have any voting rights.

The Issuer does not have any voting agreements in place.

The Issuer has an Operating Agreement in place but Investors will not be a party to it.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future issuances of Revenue Participation Interests and certain other events will dilute the percentage of revenue share that Investors may eventually receive. The Company does not intend to issue future Revenue Participation Interests.

Restrictions on Transfer

Any Securities sold pursuant to Regulation Crowdfunding may not be transferred by an Investor during the one-year period beginning on the date the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined in Rule 501(a) of Regulation D under the Securities Act; (3) as part of an offering registered with the Securities and Exchange Commission; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law or brother-in-law and includes adoptive relationships.

Each Investor should be aware that, even after the expiration of the one-year transfer restriction, there is no established public market for the Securities and there can be no assurance that any purchaser will be available for the Securities.

Investors may be subject to additional transfer restrictions pursuant to the Revenue Participation Agreement.

Blockchain Instruction Tokens

The Securities will be issued in uncertificated book-entry form and registered directly in the name of each Investor on the books and records maintained by a transfer agent appointed by the Company (the "**Transfer Agent**"). The Transfer Agent's books and records will constitute the official record of ownership of the Securities. The Securities will not be held through a custodian or nominee arrangement in connection with this Offering. Within one hundred and eighty (180) days of a Closing, an Investor may be able to receive one digital blockchain token (each, a "Blockchain Instruction Token" or "**BIT**") in respect of each Security held by the Investor, to the Investor's eligible wallet address on the applicable blockchain. The Company has the right, but not the obligation, to mint and distribute BITs. A BIT, if issued, may serve as a technological means of providing an instruction to the Company or Transfer Agent to register a transfer of the corresponding Security. A BIT does not independently determine record ownership of the corresponding Security; ownership of and rights with respect to the Security will be determined by the books and records maintained by the Transfer Agent. Any transfer remains subject to applicable law, the Revenue Participation Agreement and the Transfer Agent's applicable procedures.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities, when issued, will be fully paid and nonassessable.

Investment Perks

The Villa

Up to 871 Investors in this Offering will each receive one "Villa," a digital collectible from the 3,000-piece *Hollywood Hills* NFT Collection, of which 871 are allocated to this Offering. Villas are allocated in accordance with the applicable tier and first-come, first-served mechanics described below, and no more than one Villa will be issued to any Investor. The Villa is promotional only and does not itself confer any revenue participation, ownership, voting or governance rights or any entitlement to any distribution. Villas are transferable, and benefits specifically associated with a Villa transfer with it; Investor-specific credits, communications and event benefits are personal and do not transfer. Villas from the same collection may also be offered for separate public purchase through a third-party marketplace; such purchases are not investments in the Company and confer no Securities or Investor-specific benefits described in this Form C.

Investment Levels and Perks

Investors will be eligible for promotional perks based on the amount invested. Except as otherwise indicated, each tier includes the perks of the lower tiers, but Villas do not stack and each Investor will receive only one Villa. Perks are subject to availability and the limits, caps and allocation mechanics described below.

$200 – The Passenger. Villa: Common (500); The Transmission, a live session with Benjamin Rozovas and the creative team every quarter; membership in the Founding Investors Circle, including private production dispatches through the premiere; and the Investor's name on the permanent Founding Investors web credits page.

$300 – The Comet Rider. Limited to 200 Investors during the first 48 hours of the Offering. The first 10 Comet Riders will receive a Legendary Villa, the next 20 a Rare Villa and the remaining 170 an Uncommon Villa; any unsold Villas allocated to this tier will return to the project treasury. Comet Riders also receive a Founding Investors end credit, a private online screening of an early cut followed by a conversation with Benjamin Rozovas, permanent "First Rider" status associated with the Villa and Founding Investors Circle and, for The Sandbox LAND owners, a personalized "Dead & Famous" T-shirt. An Investor who qualifies as a Comet Rider at more than $300 receives the Comet Rider perks in addition to the perks for the Investor's applicable investment tier and receives whichever Villa allocation is better.

$500 – The Witness. Villa: Uncommon (50); access to a production diary with storyboards, location scouting and set materials as production progresses; access to the complete Hollywood Bulletin archive, including unreleased issues; small-group live sessions with Benjamin Rozovas or Harrison Allen; craft sessions with members of the production team; and a guaranteed self-tape audition opportunity, capped at 100 Investors.

$1,000 – The Investigator. Villa: Rare (60); a page of the shooting script signed and annotated by Benjamin Rozovas; the Investor's name in the film's Founding Investors end-credit block; a private online screening of an early cut and conversation with Benjamin Rozovas; a production artifact such as a call sheet, location photo or prop document; and access to a "Producer's Room" session regarding a production budgeting or scheduling decision.

$2,500 – The Society. Villa: Legendary (40); an honorary Associate Producer credit and IMDb credit; the Investor's choice of a ride on the Dead & Famous bus in Los Angeles or a guaranteed self-tape audition for the Picture; and a meaningful production artifact.

$10,000 – The Lineage. Limited to 15 Investors. Villa: Legendary guaranteed; an honorary Co-Executive Producer credit and two seats at the premiere and after-party; subject to final creative control and final cut, inclusion of the Investor's name or likeness in the Picture, or the naming of a character, location or bus-tour story for the Investor; a screen-used production artifact; a private filmmaker salon in a small group; and a production visit, where feasible.

$50,000 – The Guardian. Limited to four Investors. Villa: Legendary guaranteed; an honorary Executive Producer credit and four seats at the premiere and after-party; a one-of-one art print of the Investor's Legendary Villa signed by Steve Scott; a day on set and dinner with Benjamin Rozovas, Arthur Madrid, Sébastien Borget and the producers; a private screening invitation; and a session with available principal cast, subject to contracts and schedules.

$100,000 – The Black Fire. Limited to two Investors. Villa: Legendary guaranteed and, subject to final creative control and final cut, intended to be reimagined as a recognizable house within the Picture; an honorary Executive Producer credit on a single title card; a hero prop; a private development dinner with Benjamin Rozovas, Harrison Allen, Arthur Madrid and Sébastien Borget; a production visit, premiere seating and after-party access for a small group of family

and loved ones and festival access, where available; a private screening and personalized signed screenplay; an invitation to the wrap gathering, where feasible, and an annual private salon with the filmmakers; time with available principal cast, subject to contracts and schedules; and opportunities for continued engagement with future Hollywood Hills projects.

Villa Allocation and Early Investor Promotion

Villa rarity allocation within any tier will operate on a first-come, first-served timestamp basis. If the designated Villa rarity for a tier is exhausted, subsequent eligible Investors will receive the next lower available Villa rarity, if any. If an earlier Investor withdraws before the applicable closing, the allocation queue may shift upward and eligible Investors may be upgraded while supply remains available. An Investor who withdraws and later reinvests will not retain priority for finite perks, including Villas. The Comet Rider promotion described above is available only during the first 48 hours of the Offering.

Additional Conditions

All perks are promotional and do not modify the economic or other rights associated with the Securities. Villas are digital collectible tokens only and do not entitle their holders to revenues from the Picture. Film and producer credits are honorary only and provide no additional compensation, revenue participation, ownership, employment, approval, management or control rights. All creative decisions remain with the filmmakers and production team. Certain perks depend on production, completion, release, final cut, third-party contracts, schedules and availability and may be modified or unavailable if the applicable event does not occur. Audition opportunities are self-taped, are reviewed by the casting team and do not constitute an offer of employment or guarantee a role. Unless otherwise stated, travel and accommodation associated with set visits, the premiere, bus tours or similar benefits are the responsibility of the Investor. The Issuer is responsible for administration and fulfillment of all perks, and Investors may be required to provide information or take reasonable steps requested by the Issuer to receive a perk.

Villa-Linked Benefits

Certain benefits are associated with ownership of the Villa itself and will travel with the Villa if transferred. These may include a unique in-world address and story clue, access to a holder-only Discord and behind-the-scenes materials, access to The Black Fire Archive investigation experience and early access to the comic prequel. Uncommon and higher-rarity Villas may receive additional digital art materials; Rare and higher-rarity Villas may receive additional story materials; and Legendary Villas may be incorporated into the comic or The Black Fire Archive, with certain Legendary Villas featuring the Dead & Famous bus also eligible for a bus-tour seat. These benefits are promotional only and confer no revenue participation or other financial rights.

COMMISSION AND FEES

Cash Commission

The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and seven percent (7%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount of $50,000 or more directly sourced and introduced to the Offering by the Issuer shall be 3% of the amount of such investment.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include

risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Issuer's success depends on the experience and skill of the its manager.
We are dependent on our manager, Next Level Entertainment Group, LLC (the "**Manager**"). The Manager may not devote its full time and attention to the matters of the Issuer. The loss of the Manager could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in entertainment industry. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

If the Picture does not enter principal photography, the Company may be required to return the Offering proceeds to Investors.
Under the Company's agreement with the Intermediary, if the Offering is successfully completed but the Company thereafter determines in good faith that the Picture will not enter principal photography, the Company is required to return to Investors the Offering proceeds, less (i) fees and commissions previously paid or payable to the Intermediary and (ii) documented, permitted pre-development and pre-production expenses incurred before such determination. Accordingly, the amount returned to an Investor may be less than the amount invested. Upon payment of the applicable return amount, the Investor's Revenue Participation Interests will be cancelled and will have no further rights under the Revenue Participation Agreement.

Dependence to secure domestic and international distribution.
The ultimate success of the Picture in the marketplace will depend on the Company's ability to secure domestic and international distribution for the Picture on terms and conditions customary in the industry. The Company has not yet secured such distribution agreements and there is no assurance, and none is given, that such distribution will be secured or, if it is secured, that it will be secured on terms and conditions favorable to the Company.

Uncertain Economic Conditions.
The entertainment business and market is unpredictable. Changes in world, national and local economic conditions affect such business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or the escalation or further outbreak of armed conflict involving the United States. Any negative change in the general economic conditions in the United States, or in any other material portion of the worldwide economy could adversely affect the Productions' revenues and, therefore, investment returns to Investors. The economic performance of a film cannot be assured because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic performance of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

There may never be any Net Proceeds.
In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to produce content and develop stories and characters appealing to a broad audience and the effective marketing of the motion picture. The revenues to be received by the Company from the Picture are therefore highly uncertain and speculative. The Company's only source of revenue will be derived from the distribution of the Picture and ancillary rights. There can be no assurance that any Net Proceeds will be received by the Company, or that after customary deductions and expenses, the Company will be able to distribute Net Proceeds to Investors.

Uncertainty of success of the Picture.
Net Proceeds may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Company cannot make, and has not made, any assurances (i) as to the amount of Net Proceeds that will be or may be derived from or collected in connection with the distribution and exploitation of the Picture and its ancillary rights, or (ii) that the Productions will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis.

Competition.
The number of feature films or televisions series released by competitors may create a situation of oversupply in the market, and may make it more difficult for the Picture to succeed. Should the supply of feature films or television series exceed audience demand, it will be more difficult to find distribution for the Picture or generate revenues from the release of the Picture. If the distributor for the Picture is less successful than its competitors at convincing exhibitors to show its films, and the Company's competitors increase the number of films available for distribution and the number of exhibition screens remains static, it could be more difficult for the distributor of the Picture to

release the film during optimal release periods, which could reduce Net Proceeds and have an adverse effect on the Company's revenues and therefore on the Company's business, financial condition and results of operations.

Piracy.
Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the Picture. Additionally, in order to contain this problem, the distributor of the Picture may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Picture. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy. Any of these occurrences could have a material adverse effect on the Picture's success.

Intellectual Property infringement claims.
One of the risks of the entertainment business is the possibility that others may claim that the production of a project misappropriates or infringes the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. Any such assertions or claims may materially adversely affect the Company's ability to develop and finance its projects. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on the Company's ability to develop, produce and distribute projects.

Distributors' failure to promote the Picture.
The decisions of the Picture's distributor regarding the timing of release and promotional support of the Picture are important in determining the success of the Picture. The Company does not control the timing and manner in which its distributors distribute the Picture. Any decision by the distributors of the Picture not to distribute or promote the Picture or to promote the Company's competitors' motion pictures to a greater extent than they promote the Picture could have a material adverse effect on the Picture's success.

Entertainment investments.
The production, distribution and other exploitation of entertainment productions are highly speculative, and traditionally have involved a high degree of risk. The record for independent (non-major) productions may not be much better. Only a small percentage of projects seeking production funding, such as the Picture, ever receive full production funding and are made. Further, it is generally believed in the entertainment industry that only a relatively small percent of projects is sufficiently successful to recover production and distribution costs. The success of entertainment productions is dependent upon a variety of factors over which the Company will have limited or no control, such as public taste, critical reviews, promotion and distribution, and the popularity of other entertainment productions then being financed or distributed.

Changes in government regulation could adversely impact our business.
The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the industry is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and

changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our projects, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position.

The Picture may be produced without a completion bond.

The Company has not yet determined whether the Picture will be covered by a completion bond. Certain financing arrangements, including pre-sale, tax-credit or other production financing, may require the Company to obtain a completion bond as a condition to such financing. If the Picture is produced without a completion bond, there will be no third-party guaranty of completion. There are substantial risks associated with film production, including death or disability of key personnel, delays, destruction or malfunction of sets or equipment, cost overruns, scheduling issues and other production difficulties. Any such circumstances could materially increase the cost of production or result in the Picture being delayed, materially modified or abandoned.

The Picture may not utilize a collection account, which could increase the risk that revenues are not properly collected or distributed.

The Issuer may elect not to establish a collection account or enter into a collection account management agreement with an independent collection account manager in connection with the Picture. Collection accounts are commonly used in independent film financing to provide for the centralized collection of certain revenues generated by a motion picture and the distribution of those revenues in accordance with an agreed-upon payment waterfall. If a collection account is not established, revenues generated by the Picture may instead be received and administered directly by the Company, a distributor, sales agent or other third party. As a result, there may be no independent third party responsible for collecting Picture revenues and distributing such revenues in accordance with the Company's contractual obligations to Investors. This could increase the risk of delays, errors, disputes, commingling or misapplication of funds and could make it more difficult for the Company to monitor, recover or enforce payment of amounts generated by exploitation of the Picture. Any such circumstances could reduce or delay amounts available for distribution to Investors, including the return of their invested capital or payment of any participation in profits.

The size of your participation in the Investor Pool is not fixed at the time you invest and may be reduced.

Your share of the Investor Pool depends on the Offering Financing Percentage, which equals the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture. That figure cannot be calculated when you make your investment commitment, because the Company has not yet obtained all of the financing for the Picture. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of this Offering, without notice to you and without your consent. Each time it does so, the Offering Financing Percentage will decrease, and the portion of the Investor Pool to which the holders of the Revenue Participation Interests are collectively entitled will decrease with it. You will not know, at the time you purchase Revenue Participation Interests, what percentage of the Investor Pool you will ultimately be entitled to receive, and that percentage may be materially smaller than you anticipate. Additional Participating Financing will not reduce your Recoupment Amount, which will remain equal to one hundred twenty percent (120%) of your Participation Purchase Price. However, all investors providing Participating Financing recoup on a pari passu and pro rata basis out of the same Adjusted Gross Proceeds. Additional Participating Financing therefore increases the total amount that must be recouped before any Net Proceeds are available, which may delay payment of your Recoupment Amount, reduce the likelihood that you receive it in full, and reduce or eliminate any distributions from the Investor Pool. See "Revenue Participation Interests" for a description of these terms.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").
Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communications made in connection with such campaign are deemed offers of securities for purposes of the antifraud provisions of the federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications used in connection with the Reservation Campaign are included with this Form C as Exhibit D. Certain of these communications may not have included all disclaimers required for a Reservation Campaign, and certain third-party communications may have inaccurately characterized aspects of the Offering, including the relationship between the Villa digital collectibles and the Revenue Participation Interests.

The Issuer's Manager may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.
The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and

captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

No Guarantee of Return on Investment
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

If the Company raises less than the amount required to finance the Picture, the Company will need to obtain additional financing.
The Company currently anticipates that the production budget for the Picture will be less than approximately $2.5 million, although the final production budget has not yet been completed. The Target Offering Amount is less than the anticipated production budget. Accordingly, if the Company raises only the Target Offering Amount, or otherwise raises less than the amount required to finance and complete the Picture, the Company will need to obtain additional financing.. There can be no assurance that such additional financing will be available when required or on terms acceptable to the Company. If the Company is unable to obtain sufficient additional financing, production of the Picture could be delayed, materially modified or abandoned, in which case Investors could lose all or a substantial portion of their investment. Additional financing may also adversely affect the economic interests of Investors. To the extent additional financing constitutes Participating Financing, it will reduce the Offering Financing Percentage and the portion of the Investor Pool attributable to the Securities issued in this Offering. Other financing, including debt, bridge or gap financing and tax credit financing, may have repayment rights senior to the Investors and may therefore reduce or delay the Adjusted Gross Proceeds available for payment of Investors' Recoupment Amounts and participation in Net Proceeds. The Company may also negotiate different economics or priority arrangements with future industry financiers if commercially necessary, which could further reduce or delay amounts available for distribution to Investors.

Amounts owed under a related-party promissory note will be repaid alongside Investors and may reduce or delay amounts available to Investors.
Arthur Madrid, the Company's Chief Executive Officer, has advanced approximately $247,202 to the Company under a promissory note bearing interest at five percent (5%) per annum. The outstanding principal and accrued interest under the note are repayable solely from Picture revenues and will be paid on a pari passu and pro rata basis alongside the Recoupment Amounts payable to Investors and other investors providing Participating Financing. Accordingly, amounts paid under the note will share in the same first tier of the distribution waterfall and may reduce or delay amounts available for payment of Investors' Recoupment Amounts. The note does not participate in the Investor Pool.

A significant portion of the Offering is expected to be purchased by the Company's Managing Member.
Next Level Entertainment Group, LLC, the Company's Managing Member, currently intends to purchase approximately $500,000 of Securities in this Offering. There can be no assurance that Next Level Entertainment Group, LLC will ultimately invest such amount, or any amount, in the Offering. If Next Level Entertainment Group, LLC does not make its anticipated investment, the Company may be required to obtain additional investments from other sources and may be unable to raise sufficient funds to finance the development and production of the Picture. In addition, because Next Level Entertainment Group, LLC is the Company's Managing Member and controls the Company, its decision to invest should not be viewed as an independent assessment of the merits or value of the Securities or the likelihood of the commercial success of the Picture. Prospective Investors should make their own independent investment decision and should not rely upon Next Level Entertainment Group, LLC's participation in the Offering as an indication that the Securities will generate any particular return.

Risks Related to the Securities

Investors will not have voting rights.
Investors are not equity owners of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities will not be freely tradable under the Securities Act until one year from when securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The use of Blockchain Instruction Tokens and related technology may be subject to cybersecurity, operational and technology risks.
The Company may issue Blockchain Instruction Tokens ("**BIT**s") as a technological means by which Investors may provide instructions regarding transfers of the Securities. BITs, digital wallets, blockchain networks and related software and systems may be subject to hacking, theft, loss of private keys or other access credentials, network disruptions, software bugs, coding errors, malicious attacks and other technological or operational failures. The systems and procedures of the Company's transfer agent may also experience errors, delays or interruptions. Any such event could delay, disrupt or prevent an Investor from using a BIT to effect a transfer of Securities and could adversely affect the liquidity or transferability of the Securities. A BIT does not itself constitute or determine ownership of the corresponding Security. Record ownership of the Securities will be determined by the books and records maintained by the Company's transfer agent. Accordingly, the loss, theft or compromise of a BIT or an Investor's digital wallet would not, by itself, result in the loss of ownership of the underlying Security, although it could interfere with or delay the Investor's ability to transfer the Security.

Investors are not equity holders of the Issuer.
Investors are not equity holders of the Issuer and will not have an ownership claim to the Issuer or to any of its assets.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

The Securities are unsecured contractual obligations and Investors may have limited recovery in the event of the Company's bankruptcy or dissolution.
The Securities do not constitute equity interests in the Company and are not secured by any lien on the Company or the Picture. Holders' rights to payment are unsecured contractual claims and are subject to the rights of secured creditors, lenders and other creditors having priority under applicable law. In the event of the Company's bankruptcy, insolvency, liquidation or dissolution, there may be insufficient assets to satisfy the Company's obligations to Investors, and Investors may recover little or nothing.

Investors will not be entitled to any inspection or information rights.
Investors are not "members" of the Issuer and will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Company, other than as may be required by law. Members of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders of the Company. In addition, the Company is not currently subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hollywood Hills, LLC (the "**Company**" or the "**Issuer**") is a Delaware limited liability company formed in October 2025. The Company was formed for the purpose of developing, financing, producing, owning, distributing and otherwise exploiting the feature-length motion picture currently entitled *Hollywood Hills*, together with the allied, ancillary and derivative rights related thereto (collectively, the "**Picture**").

The Company is currently in the development and financing stage. The Company intends to finance the development and production of the Picture through a combination of proceeds from this Offering, additional private film financing and strategic investment and available production incentives and related financing. There can be no assurance that the Company will obtain all financing necessary to produce and complete the Picture.

The Company intends to generate revenues through the distribution and other commercial exploitation of the Picture and its related intellectual property and ancillary and derivative rights, including through theatrical, television, streaming and other distribution and licensing arrangements, merchandising, publishing, soundtrack and music exploitation, interactive and gaming rights, digital collectibles, sponsorship and promotional arrangements, community and experiential opportunities and remake, sequel, prequel, spin-off, episodic, series and other derivative rights.

The Company does not operate a digital asset marketplace, cryptocurrency exchange or payment platform. Any digital collectibles or related digital experiences developed in connection with the Picture are intended to complement the exploitation and commercialization of the Picture and its intellectual property and are not the Company's primary business or financing mechanism.

Business Plan

The Company's principal business objective is to finance, produce and commercially exploit the Picture and the intellectual property associated with it.

Hollywood Hills is a cosmic-horror feature film set primarily in the Hollywood Hills of Los Angeles. The story follows a young woman who pursues her friend and a Hollywood crime-tour bus into the Hollywood Hills during an astronomical event, where the boundaries between the city's history, time and reality begin to break down.

The Company currently anticipates a production budget of approximately $2.5 million, although the final budget may change based on, among other things, casting, production locations, production incentives, financing arrangements and other production considerations. In addition to the proceeds of this Offering, the Company intends to seek additional financing from film industry investors and strategic partners and to utilize available production tax credits, rebates and other incentives and related bridge financing. The Company may also consider other customary sources of film financing as necessary or appropriate.

Following completion of the Picture, the Company intends to seek domestic and international distribution and licensing opportunities through one or more distributors, sales agents, streaming platforms, broadcasters, exhibitors or other licensees. The terms, timing and scope of any distribution arrangements have not yet been determined, and there can be no assurance that the Company will obtain distribution for the Picture on commercially favorable terms or at all.

In addition to exploitation of the completed feature film, the Company intends to pursue opportunities to develop and commercialize the broader intellectual property associated with the Picture through ancillary and derivative products and rights, which may include merchandising, publishing, music and soundtrack exploitation, interactive and gaming content, digital collectibles, community and experiential offerings and subsequent or derivative productions. The nature and extent of any such exploitation will depend upon the commercial performance of the Picture, market conditions, available financing and the Company's ability to enter into suitable third-party arrangements.

Products and Services

The Company's principal products and services are expected to consist of the production and commercial exploitation of the Picture and its related intellectual property, including the following:

Feature Film. The Company is developing and intends to produce the *Hollywood Hills* feature film. Following completion, the Company intends to generate revenues from the distribution and exploitation of the Picture through theatrical, streaming, television, home entertainment and other distribution channels.

Film and Intellectual Property Licensing. The Company intends to license and otherwise commercially exploit rights relating to the Picture and its underlying intellectual property, including distribution and licensing rights and applicable allied, ancillary and derivative rights. Revenues may include license fees, royalties and other consideration received in connection with such exploitation.

Digital Collectibles and Experiences. The Company may develop and commercialize digital collectibles, fan engagement experiences and other digital products associated with the Picture and its intellectual property. Such products and experiences are intended to complement the Company's film and entertainment business and are not the Company's primary financing mechanism.

Customer Base

The Company's anticipated audience includes consumers of feature films and other entertainment content, with a particular focus on audiences for horror, science fiction, independent film and genre entertainment. The Company also intends to engage audiences through ancillary and derivative exploitation of the Picture, including merchandising, publishing, interactive and gaming content, digital collectibles and community and experiential offerings.

The Company's potential commercial counterparties and customers may include domestic and international distributors, streaming platforms, broadcasters, exhibitors, sales agents, licensees, merchandising and publishing partners, gaming and interactive-content companies and other entertainment companies that may distribute, license, acquire, co-produce or otherwise commercially exploit the Picture or rights related thereto.

Intellectual Property

The Company holds certain film-related intellectual property contributed and assigned to the Company by TSB Gaming Ltd. pursuant to an Intellectual Property Assignment & Contribution Agreement dated March 5, 2026. In consideration for such contribution and assignment, TSB Gaming Ltd. received a thirteen percent (13%) Class B non-voting membership interest in the Company.

The Company has not obtained, and has not filed any applications for, any registered copyrights, trademarks or patents with respect to the Picture or its related intellectual property as of the date of this Form C.

The Company intends to own, acquire, license or otherwise control the intellectual property rights necessary to develop, produce, distribute and commercially exploit the Picture and its allied, ancillary and derivative rights. Such rights may include rights relating to merchandising, publishing, soundtrack and music exploitation, interactive and gaming content, digital collectibles, community and experiential offerings, sponsorship and promotional exploitation and remake, sequel, prequel, spin-off, episodic, series, stage and other derivative productions.

The Company may enter into additional assignments, licenses, talent agreements and other agreements relating to intellectual property in the ordinary course of developing, producing and exploiting the Picture.

Competition

The Company competes with independent film production companies, entertainment studios and other companies developing, producing and commercializing original motion pictures and entertainment intellectual property. The market for motion picture financing, production, distribution and audience attention is highly competitive, and the Company will compete with companies that may have substantially greater financial, production, distribution and marketing resources.

The Company intends to differentiate the Picture through its original genre storytelling, community-driven audience engagement and development of the Picture as intellectual property capable of exploitation across multiple media and

commercial channels, including film distribution, licensing, merchandising, digital experiences and other allied and ancillary rights.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Film production permits and licenses will be obtained in the ordinary course as production commences.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees [1]	20%	$15,000	6.6%	$330,000
Film Development & Pre-Production [2]	70%	$52,500	8.0%	$400,000
Film Production (as currently budgeted) [3]	0%	$0	48.1%	$2,404,503
Enhanced Production Value	0%	$0	18.0%	$900,000
Marketing & Distribution	0%	$0	12.0%	$600,000
Ancillary Intellectual Property Development [4]	0%	$0	4.0%	$200,000
Working Capital & General Corporate Purposes [5]	10%	$7,500	3.3%	$165,497
Total	**100%**	**$75,000**	**100%**	**$5,000,000**

The Company has broad discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan.

[1] The Issuer shall pay the Intermediary a cash fee equal to the greater of $15,000 and seven percent (7%) of the aggregate amount raised in the Offering; provided, that, the cash fee applicable to any single investment in the amount of $50,000 or more directly sourced and introduced to the Offering by the Issuer shall be 3% of the amount of such

investment. The above table assumes no Issuer-sources investments in the Maximum Offering Amount Raised column.

[2] Film Development & Pre-Production includes expenses incurred in connection with development and preparation of the Picture for production, including script development, budgeting, location scouting, production planning, design and other customary pre-production expenses.

[3] Marketing & Distribution includes advertising, promotional and audience-development expenses, including marketing content, graphic design, publicity, event-related promotional expenses, website and digital marketing expenses, and engagement of influencers, key opinion leaders and other promotional partners, and costs associated with the administration and fulfillment of Investor perks.

[4] Ancillary Intellectual Property Development includes expenses relating to the development and exploitation of ancillary and derivative intellectual property associated with the Picture, including digital content, interactive experiences, websites and other related intellectual property initiatives.

[5] Working Capital & General Corporate Purposes includes ordinary administrative and overhead expenses of the Company relating to the development, production and exploitation of the Picture.

MANAGERS, OFFICERS AND KEY PERSONS

The Company is managed by Next Level Entertainment Group, LLC, a Delaware limited liability company (the "Manager").

The officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arthur Madrid	CEO	CEO of Hollywood Hills, LLC 2025–Present Responsible for the overall strategic direction of the Company, including development and financing of the Picture, oversight of the Company's intellectual property, and management of its financing and distribution relationships. CEO of Next Level Entertainment Group, LLC 2025–Present Responsible for the management of Next Level Entertainment Group, LLC and, in its capacity as Managing Member of the Company, for all governance and management decisions of the Company. Chairman and Co-Founder, TSB Gaming Ltd. (The Sandbox) (August 2025–Present). Responsible for board-level oversight and strategic guidance. CEO and Co-Founder, TSB Gaming Ltd. (The Sandbox) (October 2018–August 2025). Responsible for the strategic	Université Paris Dauphine – PSL (Paris Dauphine University) Date of Graduation: 2000 Degree Earned: Master's Degree in Economics

		direction, product and commercial development, and partnerships of the business.	
Marcelo Santurio	CFO	CFO of Hollywood Hills, LLC 2025–Present Responsible for the financial management of the Company, including financial planning and reporting, treasury and cash management, oversight of the Company's accounting records and financial statements, budgeting for the Picture, and support of the Company's financing activities. Financial Advisor of Animoca Brands (2025–Present). Responsible for financial and strategic advisory services to the business. CFO, TSB Gaming Ltd. (The Sandbox) (2018–October 2025). Responsible for all finance, strategic planning, M&A, treasury management, tokenomics design, investor relations, funding and corporate development.	London Business School — MBA, Entrepreneurship, Strategy & Finance. Instituto Tecnológico de Buenos Aires — Master's, Telecommunications; Electronic Engineer, Telecommunications Engineering.

Biographical Information

Arthur Madrid is the Chief Executive Officer of Hollywood Hills, LLC and the Chief Executive Officer of Next Level Entertainment Group, LLC, the company's Manager. He is also the Co-Founder and former Chief Executive Officer of The Sandbox, where he helped build one of the leading blockchain-based virtual gaming platforms. With extensive experience in technology, gaming, digital entertainment, and intellectual property development, Mr. Madrid leads the strategic direction, financing, and commercialization of Hollywood Hills, LLC, overseeing the development and production of the company's film and entertainment projects.

Marcelo Santurio is the Chief Financial Officer of Hollywood Hills, LLC. He is also a Financial Advisor to Animoca Brands. He previously served as Chief Financial Officer of The Sandbox from 2018 to 2025, where he was responsible for all finance, strategic planning, mergers and acquisitions, treasury management, investor relations and corporate development, and led the company's fundraising activities. With extensive experience in finance, technology and digital entertainment, Mr. Santurio oversees the financial management of Hollywood Hills, LLC, including financial planning and reporting, treasury and cash management, and the Company's accounting records and financial statements.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consist of 87 Class A Units and 13 Class B Units issued and outstanding.

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding capital interests consists of:

Type	Class A Units
Amount Outstanding	87
Voting Rights	One (1) vote per interest
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities issued pursuant to this Offering are not membership interests in the Company, therefore not limited, diluted or qualified by the Class A Units.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87%

Type	Class B Units
Amount Outstanding	13
Voting Rights	No voting rights
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities issued pursuant to this Offering are not membership interests in the Company, therefore not limited, diluted or qualified by the Class B Units.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any options, SAFEs, convertible notes or warrants outstanding.

Outstanding Debt

As of December 31, 2025, the Company had $5,227 of principal outstanding under an unsecured, non-interest-bearing promissory note issued by the Company to Arthur Madrid for formation, organizational and operating expenses advanced during 2025. As of October 12, 2026, the full $5,227 remained outstanding. The note is due on or before December 31, 2026. The Company expects to repay the note from existing cash reserves, and no proceeds of this Offering will be used to repay it.

As of the date of this Form C, approximately $247,202 of principal is outstanding under a promissory note issued by the Company to Arthur Madrid, effective September 16, 2026. The note bears interest at a fixed rate of five percent (5%) per annum. Principal and accrued and unpaid interest are repayable solely from revenues generated by the Picture, no proceeds from this Offering may be used to repay the note, and repayment will be made alongside, on a pari passu and pro rata basis with, Investors under the applicable distribution waterfall.

Ownership

The table below lists the owners of twenty percent (20%) or more of the Issuer's outstanding voting securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Next Level Entertainment Group, LLC	87 Class A Units	100%

Arthur Madrid is the ultimate beneficial owner of Next Level Entertainment Group, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 12, 2026, the Issuer had $98,731 in cash and cash equivalents.

As of December 31, 2025, the Company had no cash or other assets, $5,227 in short-term debt and an accumulated deficit of $5,227, reflecting a net loss of $5,227 for the period from inception through December 31, 2025.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has also funded its operations through advances from Arthur Madrid. As of the date of this Form C, approximately $247,202 of principal is outstanding under a promissory note bearing interest at five percent (5%) per annum. Mr. Madrid has also irrevocably committed to provide up to an additional $100,000 of funding through October 31, 2027, with any such advances to be made under the note. The note is repayable solely from Picture revenues and will be repaid alongside, on a pari passu and pro rata basis with, Investors under the distribution waterfall described above.

The Company also has a separate $5,227 non-interest-bearing related-party loan payable to Arthur Madrid, which is unsecured and due on or before December 31, 2026. The Company expects to repay this loan from its existing cash reserves and does not intend to use any proceeds of this Offering for such repayment.

The Company currently anticipates that the production budget for the Picture will be less than approximately $2.5 million, although the final production budget has not yet been completed. The Target Offering Amount is less than the anticipated production budget; however, the Maximum Offering Amount exceeds the anticipated production budget. Accordingly, the amount of additional financing, if any, required to finance and complete the Picture will depend upon the amount ultimately raised in the Offering and the final production budget.

To the extent additional financing is required, the Company may seek to finance the balance through a combination of the following:

Industry film financing. The Company intends to seek financing from institutional and industry sources, including film finance funds, equity financiers, co-production partners, and strategic corporate partners. The terms of any such financing may differ from the terms of this Offering and may include different economic terms or repayment or other priority rights senior to Investors if commercially necessary.

International pre-sales. Following attachment of principal cast, the Company may seek to license distribution rights in one or more international territories in advance of production in exchange for minimum guarantees, which may be discounted with a lender to fund production.

Production incentives. The Company intends to apply for state and/or non-U.S. production tax credits, rebates and other governmental production incentives, and may obtain bridge or gap financing secured by such incentives.

The Company does not currently anticipate any material capital expenditures other than expenditures relating to the development, production, marketing, distribution and exploitation of the Picture as described in the "*Use of Proceeds*" section of this Form C.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of the price of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Material Changes and Other Information

None

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has conducted the following securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Units	87	$8,700	Operating expenses	March 5, 2026	Section 4(a)(2)
Class B Units	13	$1,300 and IP	Operating expenses	March 5, 2026	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- Next Level Entertainment Group, LLC is the Company's Managing Member and Arthur Madrid, the Company's Chief Executive Officer, is also the Chief Executive Officer of Next Level Entertainment Group, LLC. Next Level Entertainment Group, LLC currently intends to purchase approximately $500,000 of Securities in this Offering. Its investment will be made on the same terms and subject to the same rights and obligations as investments made by other Investors in the Offering. Pursuant to the Company's agreement with the Intermediary, the investment is subject to the three percent (3%) Issuer-sourced commission.

- Arthur Madrid has advanced approximately $247,202 to the Company under a promissory note effective September 16, 2026, bearing interest at five percent (5%) per annum. Principal and accrued and unpaid interest are repayable solely from Picture revenues and will be paid alongside, on a pari passu and pro rata basis with, Investors under the applicable distribution waterfall; no proceeds of this Offering may be used to repay the note.

- Separately, Arthur Madrid advanced $5,227 to the Company during 2025 to fund formation, organizational and operating expenses. The advance is evidenced by an unsecured, non-interest-bearing promissory note due on or before December 31, 2026. As of October 12, 2026, the full $5,227 remained outstanding. The Company expects to repay the note from existing cash reserves and will not use proceeds of this Offering for such repayment.

- TSB Gaming Ltd. is the holder of thirteen percent (13%) of the Company's outstanding membership interests, consisting of Class B non-voting units. Arthur Madrid, the Company's Chief Executive Officer, is also Chairman and Co-Founder, and was formerly Chief Executive Officer, of TSB Gaming Ltd. On March 5, 2026, the Company and TSB Gaming Ltd. entered into an Intellectual Property Assignment and Contribution Agreement pursuant to which TSB Gaming Ltd. assigned to the Company the screenplay and related film intellectual property, a collection of 3,000 digital collectibles known as the Hollywood Hills NFT Collection, character designs and visual development materials, marketing assets, certain Web3 technology and smart contracts, the hollywoodhills.io domain and associated digital properties, and certain related contract rights. In consideration, the Company issued to TSB Gaming Ltd. its thirteen percent (13%) Class B non-voting membership interest and agreed to pay TSB Gaming Ltd. an amount equal to five percent (5%) the amount by which either (i) "Net Proceeds" from a "Sale Event" or (ii) "Net Revenues" exceed $50,000,000, in each case as defined in the IP Assignment Agreement. The Company's Operating Agreement reflects a contribution value of approximately $1,300 for such intellectual property. Under the same agreement, TSB Gaming Ltd. agreed to provide marketing and promotional support for the Picture and granted the Company a license to use certain Sandbox brand assets, subject to TSB Gaming Ltd.'s prior approval of each proposed use. TSB Gaming Ltd.'s aggregate liability under its indemnification obligations pursuant to the agreement is limited to the total consideration actually paid to it thereunder.

- Next Level Entertainment Group, LLC is the Company's Managing Member and holds eighty-seven percent (87%) of the Company's outstanding membership interests, consisting of Class A voting units. In connection with the capitalization of the Company, Next Level Entertainment Group, LLC made cash capital contributions to the Company in exchange for such Class A membership interests. The Company's Operating Agreement reflects an aggregate contribution value of approximately $8,700.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.hollywoodhills.cc.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Hollywood Hills, LLC
(Issuer)

By:

/s/Arthur Madrid
(Signature)

Arthur Madrid
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Arthur Madrid
(Signature)

Arthur Madrid
(Name)

CEO
(Title)

10/14/26
(Date)

/s/Marcelo Santurio
(Signature)

Marcelo Santurio
(Name)

CFO
(Title)

10/14/26
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Wilton Robinson

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTATNTS

CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

CERTIFIED PUBLIC ACCOUNTANT
5651 Sumner Way Unit 212
CULVER CITY, CALIFORNIA, 90230

AREA CODE 818
TELEPHONE 590-0569

October 12, 2026

Board of Directors
Hollywood Hills, LLC
6210 Wilshire Blvd. Ste. 200
PMB 717
Los Angeles, CA 90048

Dear Board Member(s):

The enclosures contain the following for Hollywood Hills, LLC:

- Auditor’s Report for the year ended December 31, 2025
- Balance Sheet, Statements of Operations and Changes in Members’ Equity and Cash Flows for the year ended December 31, 2025
- Notes to the Financial Statements

Thank you for the opportunity to serve you. I really appreciate the cooperation and assistance I received from your team. Please do not hesitate to contact me if I can provide further assistance.

Very truly yours,

Wilton Robinson, CPA

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILTON ROBINSON
CERTIFIED PUBLIC ACCOUNTANT
5651 SUMNER WAY UNIT 212
CULVER CITY, CALIFORNIA 90230

AREA CODE: 818 -590-0569

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hollywood Hills, LLC
6210 Wilshire Blvd. Ste. 200
PMB 717
Los Angeles, CA 90048

Opinion

I have audited the accompanying financial statements of Hollywood Hills, LLC, a Delaware Limited Liability Company, which comprise the balance sheet as of December 31, 2025, and the related statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollywood Hills, LLC, as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of my report. I am required to be independent of Hollywood Hills, LLC and to meet my other ethical responsibilities in accordance with the relevant ethical requirements relating to my audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hollywood Hills' ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

My objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

INDEPENDENT AUDITOR'S REPORT
(continued)

In performing an audit in accordance with generally accepted auditing standards, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hollywood Hills, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hollywood Hills, LLC's ability to continue as a going concern for a reasonable period of time.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that I identified during the audit.

Wilton Robinson, CPA

Culver City, CA

October 12, 2026

Hollywood Hills, LLC
Balance Sheet
As of December 31, 2025

ASSETS		
Cash and cash equivalents	$	-
Total assets	$	-
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Loan payable	$	5,227
Total liabilities		5,227
Members' Capital:		
Accumulated deficit		(5,227)
Total members' equity		(5,227)
Total liabilities and members' equity	$	-

The accompanying notes are an integral part of these financial statements.

Hollywood Hills, LLC
Statement of Operations and Changes in Members' Equity
For the year ending December 31, 2025

REVENUES		
Revenue	$	-
Operating expenses:		
Legal fees		3,150
Office supplies		2,077
Total operating expenses		5,227
Net income (loss)	$	(5,227)
Members' equity (deficit) - Beginning		0
Members' equity (deficit) - Ending	$	(5,227)

The accompanying notes are an integral part of these financial statements.

Hollywood Hills, LLC
Statement of Cash Flows
For the year ending December 31, 2025

Cash flow from operating activities	
Net income (loss)	$ (5,227)
Net cash provided by (used in) operating activities	(5,227)
Cash flow from investing activities	-
Cash flow from financing activities	
Proceeds from member loan	5,227
Net cash provided by (used in) financing activities	5,227
Net increase (decrease) in cash	-
Cash at beginning of the year	-
Cash at end of the year	$ -

The accompanying notes are an integral part of these financial statements.

Note 1—Organization and Summary of Significant Accounting Policies

Organization

Hollywood Hills, LLC (the "Company") was organized as a limited liability company in the state of Delaware on October 2, 2025. Its headquarters is located in Los Angeles, CA. The Company was formed to develop and produce a film project with no specific principle market. The Company had not commenced revenue-generating operations as of December 31, 2025.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for the year ended December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results will likely differ from those estimates.

Income Taxes

The Company has elected under the Internal Revenue Code to be a Limited Liability Company (LLC) partnership. In lieu of income taxes, the partners of an LLC are taxed on their proportionate share of the Company's taxable income.

The Company accounts for income taxes in accordance with FASB ASC 740, which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax benefits or consequences of events that have been recognized in an entity's financial statements or tax returns. Management does not believe there are any uncertain tax positions at December 31, 2025.

Note 2—Member Loan / Related Party Transaction

During 2025, a member advanced $5,227, in the form of a (short-term) loan to the company to pay formation and operating expenses. The advance is evidenced by a promissory note. This note was executed on October 12, 2026, effective date December 31, 2025, due date of December 31, 2026. The note bears no interest, and the effective interest rate is minimal. As of December 31, 2025, outstanding principal balance is $5,227. The loan is unsecured. The lender is a member of the company and therefore the transaction is a related-party transaction.

Note 3—Member Commitment / Related Party Transaction

The member also issued a commitment letter, dated October 5, 2026, indicating that he will commit to provide, or cause to provide, the funds the Company needs to meet its obligations. The commitment covers the period October 5, 2026, to at least October 31, 2027. The member transferred approximately $100,000 as of October 12, 2026. The member committed to not demanding repayment of any amounts outstanding under the Note during the commitment period. Repayment is payable solely from revenues generated by the motion picture project currently known as "Hollywood Hills."

Note 4—Members' Equity

The Company did not receive any initial members' capital contributions during 2025. The members' equity balance consists entirely of the accumulated operating loss for the period.

Note 5—Revenue Recognition

The Company is a pre-revenue motion picture production company. During the year ended December 31, 2025, the Company did not recognize revenue from contracts with customers. Accordingly, no revenue was recognized under ASC 606, Revenue from Contracts with Customers, during the year. As of December 31, 2025, the Company had no contract assets, contract liabilities, or remaining performance obligations related to contracts with customers.

Note 6—Going Concern

The company incurred a net loss of $5,227 and had an accumulated deficit of $5,227 as of December 31, 2025. The company has assessed conditions and events as of October 12, 2026 through October 12, 2027. The company expects to fund future operations through its Regulation Crowdfunding offering, additional member or third-party financing, and future operating revenue (see also **Note 3**). These conditions do not raise substantial doubt about the company's ability to continue as a going concern at December 31, 2025.

Note 7— Regulation Crowdfunding Offering

The company intends to offer up to $5,000,000 of revenue participation interests, at a purchase price of $1.00 per interest and with a targeting offering amount of $75,000, pursuant to Regulation Crowdfunding. The offering is subject to the filing and disclosure requirements applicable to Form C and the rules of the selected intermediary.

Note 8—Subsequent Events

Management evaluated subsequent events through October 12, 2026, the date on which the financial statements were available to be issued.

Note 8—Subsequent Events (continued)

The Company opened a bank account during June of 2026. The bank balance is $98,731 at October 12, 2026.

As indicated in **Note 2**, a member advanced $5,227 to the Company. The advance is evidenced by a (short-term) promissory note. This note was executed on October 12, 2026, effective date December 31, 2025, due date of December 31, 2026. The note bears no interest. As of October 12, 2026, the outstanding principal balance is $5,227.

As indicated in **Note 3**, the member also issued a commitment letter, dated October 5, 2026, indicating that he will commit to provide, or cause to provide, the funds the Company needs to meet its obligations. The commitment covers the period October 5, 2026, to at least October 31, 2027. The member transferred approximately $100,000 as of October 12, 2026. The member committed to not demanding repayment of any amounts outstanding under the Note during the commitment period. Repayment is payable solely from revenues generated by the motion picture project currently known as "Hollywood Hills."

EXHIBIT B

Form of Revenue Participation Agreement

HOLLYWOOD HILLS, LLC

REVENUE PARTICIPATION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER SUCH RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE RISK OF LOSS OF THE INVESTOR'S ENTIRE INVESTMENT.

This Revenue Participation Agreement (this "Agreement") is made effective as of the date of the Investor's execution or electronic acceptance and is entered into by and between Hollywood Hills, LLC, a Delaware limited liability company (the "Company"), and the undersigned investor (the "Investor" or "Purchaser"). The Investor may execute this Agreement manually, electronically through the Intermediary's platform or by any other method accepted by the Company and the Intermediary. The Investor and any permitted transferee that becomes bound by this Agreement are each referred to herein as a "Holder."

The parties hereby agree as follows:

1. The Offering.

1.1. Offering Terms. The Company is conducting an offering pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding ("Regulation CF") of up to $5,000,000 of revenue participation interests (the "Revenue Participation Interests" or the "Securities") at a purchase price of $1.00 per Security (the "Offering"). The Target Offering Amount is $75,000 and the Offering Deadline is December 31, 2026. The Offering is being conducted through OpenDeal Portal LLC d/b/a Republic (the "Intermediary") pursuant to the Company's Form C filed with the U.S. Securities and Exchange Commission, as amended or supplemented from time to time (the "Form C"). Capitalized terms used but not defined herein have the meanings given to them in the Form C. The Investor understands that the Securities are being offered without registration under the Act.

1.2. Picture. The "Picture" means the motion picture currently entitled *Hollywood Hills*, together with all rights in and to the motion picture and all allied, ancillary and derivative rights related thereto, including merchandising, publishing, soundtrack and music rights, interactive and gaming rights, digital collectibles, community and experiential rights, sponsorship and promotional rights and remake, sequel, prequel, spin-off, episodic, series, stage and other derivative production rights. A change in the title of the motion picture will not affect the rights granted under this Agreement.

1.3. Participation Purchase Price. The Investor's "Participation Purchase Price" means the aggregate gross amount paid by the Investor for the Revenue Participation Interests purchased in the Offering, without deduction for intermediary fees, commissions or other offering expenses. The

aggregate Participation Purchase Price paid by all Investors in the Offering excludes Revenue Participation Interests issued to the Intermediary as compensation because no cash purchase price is paid for such interests.

1.4. Participation Percentage. The "Participation Percentage" with respect to any Holder means the number of Revenue Participation Interests held by such Holder divided by the aggregate number of Revenue Participation Interests issued in connection with the Offering, including the Revenue Participation Interests issued to the Intermediary as described in Section 1.5. Each Holder will be entitled to its Participation Percentage of the amounts payable to all holders of Revenue Participation Interests under this Agreement. Each Holder will be entitled to its Participation Percentage of the portion of the Investor Pool allocated to the holders of Revenue Participation Interests pursuant to Section 3.4(c). The Participation Percentage will not be used to determine Recoupment Amounts or Abandonment Return Amounts, which will be determined as provided in Sections 3.4(a) and 3.7, respectively.

1.5. Intermediary Securities. As compensation for its services in connection with the Offering, the Intermediary will receive Revenue Participation Interests equal to two percent (2%) of the total number of Revenue Participation Interests sold to Investors in the Offering. Such Revenue Participation Interests will be of the same class and have the same terms, conditions and rights as the Revenue Participation Interests sold to Investors and will be included in determining each Holder's Participation Percentage. Because the Intermediary will pay no Participation Purchase Price for its Revenue Participation Interests, its Recoupment Amount, calculated pursuant to the same formula applicable to Investors, will be zero.

2. Purchase and Sale of Securities; Closing.

2.1. Purchase and Sale. The Company agrees to issue, sell and deliver to the Investor, and the Investor agrees to purchase from the Company, the number of Revenue Participation Interests set forth on the Investor Signature Page or otherwise reflected in the Investor's accepted investment commitment on the Intermediary's platform, in exchange for the Participation Purchase Price.

2.2. Acceptance of Investment Commitments. Investment commitments are not binding on the Company until accepted in accordance with the Offering procedures described in the Form C and on the Intermediary's platform. The Company reserves the right, subject to applicable law and the Form C, to reject an investment commitment in whole or in part. If an investment commitment is rejected or cancelled in accordance with Regulation CF, the applicable funds will be returned in accordance with the Offering procedures described in the Form C. The Investor's execution or electronic acceptance of this Agreement constitutes the Investor's subscription for the Securities and does not limit any cancellation or reconfirmation right available under Regulation CF, the Form C or the Offering procedures. If the investment commitment is timely cancelled or is not accepted by the Company, this Agreement will terminate with respect to that commitment and no Securities will be issued.

2.3. Closing. The closing of the purchase and sale of the Securities (each, a "Closing") will occur on the Offering Deadline or at such earlier or intermediate closing as may be conducted in accordance with Regulation CF and the Form C. The Investor's funds will be held by the escrow agent identified in the Form C (the "Escrow Agent") and released at the applicable Closing in

accordance with the Offering procedures. Upon a Closing, the Company will issue the applicable Revenue Participation Interests in uncertificated book-entry form and cause the Holder to be registered on the books and records maintained by a transfer agent appointed by the Company (the "Transfer Agent").

3. Revenue Participation Rights.

3.1. Gross Proceeds. "Gross Proceeds" means one hundred percent (100%) of non-refundable amounts actually received by or credited to the Company, or received by a collection account manager or other collection agent for the account of or on behalf of the Company, from the distribution, licensing, sale or other exploitation of the Picture throughout the world, in perpetuity and in all media now known or later developed.

Gross Proceeds include amounts received from theatrical, non-theatrical, television, streaming, home entertainment and other distribution of the Picture and from the exploitation of any allied, ancillary or derivative rights included within the Picture, including licensing, merchandising, publishing, soundtrack and music rights, interactive and gaming rights, digital collectibles, sponsorships, promotional arrangements, community and experiential opportunities and other commercial exploitation of the Picture and its underlying intellectual property.

With respect to any remake, sequel, prequel, spin-off, episodic series or other derivative production based upon the Picture or its underlying intellectual property, Gross Proceeds will include any option fee, purchase price, license fee, royalty, producer participation or other consideration received by or credited to the Company in connection with such derivative production. Gross Proceeds will not include the gross revenues of a separately financed derivative production itself except to the extent such revenues are payable to or received by the Company pursuant to its rights therein.

Gross Proceeds will not include amounts constituting financing of the Picture, including investments, loans, grants, minimum guarantees or advances used to finance production, except to the extent any such amount subsequently becomes non-refundable consideration payable for the exploitation of the Picture. For the avoidance of doubt, any minimum guarantee or distribution advance that becomes non-refundable consideration for the grant or exploitation of distribution or other rights in the Picture will constitute Gross Proceeds when and to the extent it becomes non-refundable, notwithstanding that such amount may have been used to finance production.

Tax credits, rebates and other governmental production incentives will not constitute Gross Proceeds and may be applied to production costs or the repayment of any tax credit or other financing incurred against such incentives; provided that, to the extent any such amounts are actually received and retained by the Company after payment of applicable production costs and repayment of any financing secured by or otherwise payable from such amounts, the net amount thereof will be deemed Gross Proceeds and distributed pursuant to the waterfall described in Section 3.4.

3.2. Adjusted Gross Proceeds. "Adjusted Gross Proceeds" means Gross Proceeds less all actual, verifiable third-party costs and expenses incurred in connection with the distribution, licensing and other exploitation of the Picture, including distribution and sales agency fees and expenses, advertising and marketing expenses, collection account fees, legal and other third-party exploitation costs, residuals and other guild or union obligations, delivery expenses, taxes and other

customary third-party costs directly attributable to the exploitation of the Picture. For the avoidance of doubt, the TSB Bonus Payment described in Section 3.5 will not be deducted in determining Gross Proceeds or Adjusted Gross Proceeds for purposes of the Revenue Participation Interests.

No cost or expense may be deducted more than once or deducted to the extent it has previously been paid or reimbursed from production financing or another source and is not itself subject to recoupment from Gross Proceeds. Except as otherwise disclosed in the Form C, payments to the Company or its affiliates will not be deductible unless they constitute reimbursement of actual third-party costs or are incurred on terms no less favorable to the Picture than would reasonably be available in an arm's-length transaction. Where a third party deducts a fee or expense before remitting amounts otherwise includable in Gross Proceeds, that fee or expense may be taken into account in determining Adjusted Gross Proceeds only once.

In determining the amount of Adjusted Gross Proceeds available for distribution, the Company may establish reasonable reserves for anticipated expenses, liabilities and obligations relating to the Picture. Amounts placed in reserve will not constitute permanent deductions from Adjusted Gross Proceeds and, when no longer reasonably required, will be released and become available for distribution under the waterfall described in Section 3.4.

3.3. Participating Financing; Offering Financing Percentage. "Participating Financing" means the aggregate cash financing contributed prior to the commencement of principal photography to finance the Picture by Investors in this Offering and all other investors whose financing is entitled to recoup one hundred twenty percent (120%) of the amount invested, on a pari passu basis with the Investors in this Offering, and thereafter participate in the Investor Pool. Participating Financing does not include debt or other loans, bridge or gap financing, tax credits or tax credit financing, grants, minimum guarantees, pre-sales, deferred compensation or other financing or consideration that is not entitled to participate in the Investor Pool.

Notwithstanding the foregoing, the promissory note issued by the Company to Arthur Madrid, the Company's Chief Executive Officer, effective September 16, 2026 and bearing interest at five percent (5%) per annum, as described in the Form C (the "Promissory Note"), is debt and does not constitute Participating Financing, will not reduce the Offering Financing Percentage and will not participate in the Investor Pool. Principal and accrued interest payable under the Promissory Note will, however, be repaid solely from Picture revenues alongside and on a pari passu and pro rata basis with the Recoupment Amounts payable to investors providing Participating Financing, as provided in Section 3.4(a).

The percentage of the Participating Financing represented by this Offering (the "Offering Financing Percentage") will equal the aggregate Participation Purchase Price paid by Investors in this Offering divided by the aggregate Participating Financing for the Picture.

The Company may obtain additional financing for the Picture at any time. To the extent any additional financing constitutes Participating Financing, such financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool attributable to the holders of the Revenue Participation Interests issued in this Offering. To the extent additional financing does not constitute Participating Financing, including debt, bridge or gap financing, tax credit financing or other non-participating financing, such financing will not reduce the Offering Financing Percentage, although

such financing may have repayment or other rights that are senior to distributions payable to Investors. The final Offering Financing Percentage cannot be determined until the financing of the Picture has been completed. The final Offering Financing Percentage cannot be determined until all Participating Financing has been contributed and, in any event, will be fixed no later than the commencement of principal photography.

3.4. Investor Recoupment and Participation. Subject to the terms of this Agreement, Adjusted Gross Proceeds available for distribution will be applied as follows:

(a) First, subject to the repayment of any loans, advances, bridge, gap or other debt or debt-equivalent financing having priority over the Participating Financing, one hundred percent (100%) of Adjusted Gross Proceeds available for distribution will be distributed among (i) all investors providing Participating Financing for the Picture, including Investors in this Offering and any other investors providing Participating Financing, in proportion to their respective unrecouped Recoupment Amounts, and (ii) the holder of the Promissory Note, in proportion to the outstanding principal and accrued and unpaid interest thereunder, in each case on a pari passu and pro rata basis, until each such investor has received its Recoupment Amount in full and the principal and accrued and unpaid interest under the Promissory Note have been paid in full. Each Investor in this Offering will have a "Recoupment Amount" equal to one hundred twenty percent (120%) of such Investor's Participation Purchase Price, consisting of the return of such Investor's Participation Purchase Price plus a twenty percent (20%) premium.

(b) Second, following payment in full of all Recoupment Amounts and the principal and accrued and unpaid interest under the Promissory Note, any fixed or determinable deferred compensation, bonuses and other deferred production compensation payable to cast, crew, producers or other service providers in connection with the Picture pursuant to bona fide written agreements, other than contingent profit or revenue participations, will be paid;

(c) Thereafter, all remaining Adjusted Gross Proceeds will constitute "Net Proceeds," of which fifty percent (50%) will constitute the "Investor Pool" and fifty percent (50%) will constitute the "Producer Pool."

The holders of the Revenue Participation Interests issued in this Offering, including the Intermediary, will collectively be entitled to that portion of the Investor Pool equal to the Offering Financing Percentage. Each such Holder will be entitled to its Participation Percentage of such amount.

Accordingly, if this Offering constitutes all of the Participating Financing for the Picture, the holders of the Revenue Participation Interests will collectively be entitled to the entire Investor Pool. If the Company obtains additional Participating Financing, the holders of the Revenue Participation Interests will be entitled to a proportionately smaller share of the Investor Pool.

The Offering Financing Percentage cannot be determined at the time an Investor makes an investment commitment and will not be fixed until the Company has obtained all Participating Financing for the Picture, which in any event must occur prior to the commencement of principal photography. The Company may accept additional Participating Financing at any time prior to the commencement of principal photography, including after the closing of the Offering, without notice to

or the consent of the Holders. Each acceptance of additional Participating Financing will reduce the Offering Financing Percentage and, accordingly, the portion of the Investor Pool to which the Holders are collectively entitled. Additional Participating Financing will not reduce the Recoupment Amount payable to any Investor; however, because all investors providing Participating Financing recoup on a pari passu and pro rata basis, additional Participating Financing will increase the aggregate amount required to be recouped and may delay or reduce the likelihood that an Investor receives its Recoupment Amount in full. Upon commencement of principal photography, the Offering Financing Percentage will be fixed, and subsequent recoupment or distributions will not change the Offering Financing Percentage.

Any contingent profit or revenue participations granted to producers, actors, directors, writers or other service providers in connection with the Picture will be charged against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors, unless otherwise specifically disclosed in the Form C.

3.5. TSB Bonus Payment. Pursuant to the Intellectual Property Assignment and Contribution Agreement between the Company and TSB Gaming Ltd. (the "IP Assignment Agreement"), TSB Gaming Ltd. is entitled to a contingent bonus payment equal to five percent (5%) of the amount by which either (i) "Net Proceeds" from a "Sale Event" or (ii) "Net Revenues" exceed $50,000,000, in each case as such terms are defined in the IP Assignment Agreement (the "TSB Bonus Payment"). For purposes of the Revenue Participation Interests, any TSB Bonus Payment will be charged solely against the Producer Pool and will not reduce the Investor Pool or the Recoupment Amounts payable to Investors. For the avoidance of doubt, the quoted terms "Net Proceeds," "Sale Event" and "Net Revenues" in this Section 3.5 have the meanings given to them in the IP Assignment Agreement, and the quoted term "Net Proceeds" in this Section 3.5 is distinct from the term Net Proceeds defined in Section 3.4(c) of this Agreement.

3.6. Payment to Holders. Any recoupments and returns to which Holders are entitled under Section 3.4 will be paid on a quarterly basis for the first three (3) years following the Company's first receipt of Gross Proceeds, with each quarterly payment due within ninety (90) days following the end of the applicable calendar quarter, commencing with the first calendar quarter in which the Company receives Adjusted Gross Proceeds available for distribution. Thereafter, payments, if any, will be made annually within ninety (90) days following the end of each calendar year, in each case subject to the Company's receipt of amounts available for distribution and any permitted reserves. Each payment will be accompanied by a statement setting forth in reasonable detail the calculation of the amount paid. The Company may withhold from any payment amounts required to be withheld under applicable law, and any amount so withheld and remitted to the applicable governmental authority will be treated as paid to the applicable Holder for purposes of this Agreement and, where applicable, credited against such Holder's Recoupment Amount.

3.7. Production Abandonment. If the Offering is successfully completed and the Company thereafter determines in good faith that the Picture will not enter principal photography, the Company will return to Investors an aggregate amount equal to the aggregate Participation Purchase Price actually received from Investors in the Offering, less (i) all fees and commissions previously paid or payable to the Intermediary and (ii) documented, permitted pre-development and pre-production expenses incurred by the Company prior to such determination (the "Abandonment Return Amount"). The Abandonment Return Amount will be distributed among Investors pro rata in proportion to their

respective Participation Purchase Prices. No Abandonment Return Amount will be payable with respect to Revenue Participation Interests issued to the Intermediary because the Intermediary paid no Participation Purchase Price for such interests. Upon payment of the applicable abandonment return to an Investor, the Revenue Participation Interests held by such Investor will be cancelled and the Investor will have no further rights under this Agreement with respect to such cancelled Securities.

3.8. No Guaranteed Return. The Revenue Participation Interests are speculative investments. There can be no assurance that the Picture will be completed, distributed or commercially successful or that the Picture will generate sufficient Gross Proceeds or Adjusted Gross Proceeds to permit any Investor to receive all or any portion of such Investor's Recoupment Amount. Even if an Investor receives its full Recoupment Amount, there can be no assurance that the Picture will thereafter generate sufficient Net Proceeds to result in any additional distributions from the Investor Pool. A Holder may lose its entire investment.

3.9. Priority; Unsecured Obligation. The Revenue Participation Interests are unsecured contractual obligations of the Company and do not create a lien or security interest in any asset of the Company or the Picture. Payments under this Agreement are subject to the priority of financing and other obligations described in Sections 3.3 and 3.4, and applicable creditor-priority, insolvency and bankruptcy laws will control in the event of insolvency or dissolution. For the avoidance of doubt, each Recoupment Amount and all other payments under this Agreement are payable only from amounts available for distribution in accordance with this Agreement and do not constitute an unconditional obligation to repay principal or a debt payable on a fixed maturity date.

3.10. Non-Financial Perks. Any non-financial investment perks offered in connection with the Offering, including any Villa digital collectible or other promotional benefit described in the Form C or on the Intermediary's platform, are promotional benefits separate from the Revenue Participation Interests and do not increase or otherwise modify a Holder's Participation Percentage, Recoupment Amount, economic rights, voting rights, management rights, creative approval rights or other rights under this Agreement. Eligibility, availability and fulfillment of such perks will be governed by the disclosures in the Form C and on the Intermediary's platform, as applicable.

4. Transferability and Record Ownership.

4.1. Regulation CF Transfer Restrictions. During the one-year period beginning on the date the Securities are issued, a Holder may not transfer the Securities except as permitted by Rule 501 of Regulation CF, including transfers (a) to the Company, (b) to an accredited investor as defined in Rule 501(a) of Regulation D under the Act, (c) as part of an offering registered with the U.S. Securities and Exchange Commission, or (d) to a member of the family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a member of the family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstances. For purposes of this Section, "member of the family" has the meaning provided in Regulation CF.

4.2. Additional Transfer Conditions. Any transfer of Securities, whether during or after the one-year restriction period, must comply with applicable law and will not be effective against the Company until the transferee has provided such information and documentation as the Company or the Transfer Agent may reasonably require, has agreed to be bound by this Agreement and the transfer

has been recorded on the books and records maintained by the Transfer Agent. The Company may treat as void any purported transfer that it reasonably believes is unlawful or fraudulent.

4.3. Record Holder. The Securities will be issued as uncertificated securities in book-entry form and registered on the books and records maintained by the Transfer Agent in the name of the applicable Holder or its permitted assigns. The Transfer Agent will maintain the official record of ownership of the Securities and will record issuances and transfers in accordance with applicable law and its applicable procedures. The Company and the Transfer Agent may treat the person reflected in such books and records as the Holder for all purposes, including payment of amounts under this Agreement, until a permitted transfer is properly recorded. No physical certificate is required.

4.4. Blockchain Instruction Tokens. Within one hundred and eighty (180) days of a Closing, a Holder may be able to receive one digital blockchain token (each, a "Blockchain Instruction Token" or "BIT") in respect of each Security held by the Holder, to the Holder's eligible wallet address on the applicable blockchain. The Company has the right, but not the obligation, to mint and distribute BITs. A BIT, if issued, may serve as a technological means of providing an instruction to the Company or Transfer Agent to register a transfer of the corresponding Security. A BIT does not independently determine record ownership of the corresponding Security, and ownership of and rights with respect to the Security will be determined by the books and records maintained by the Transfer Agent. The Company or Transfer Agent may decline to register or recognize any purported transfer that it reasonably believes is unlawful, unauthorized, fraudulent or otherwise inconsistent with applicable law, this Agreement or applicable transfer procedures, and may take actions with respect to the corresponding BIT reasonably necessary to reflect the official books and records.

4.5. No Repurchase Right. The Company has no obligation or contractual right under this Agreement to repurchase or redeem the Securities.

5. Representations, Warranties and Covenants.

5.1. By the Company. As of each applicable Closing, the Company represents, warrants and covenants to the Investor as follows:

5.1.1. The Company is duly formed and validly existing under the laws of the State of Delaware and has the limited liability company power and authority necessary to conduct its business as currently conducted and to enter into and perform this Agreement.

5.1.2. The execution and delivery of this Agreement and the issuance, sale and delivery of the Securities have been duly authorized by all necessary action on the part of the Company.

5.1.3. When issued and paid for in accordance with this Agreement, the Securities will be validly issued, fully paid and nonassessable contractual interests of the Company and will conform in all material respects to the description of the Securities in the Form C.

5.1.4. Upon the Company's acceptance of the Investor's investment commitment and the applicable Closing, this Agreement will constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency,

reorganization, moratorium and similar laws affecting creditors' rights generally and to general principles of equity.

5.1.5. Assuming the accuracy of the Investor's representations and warranties, no consent, authorization, approval, filing or registration is required in connection with the execution and performance of this Agreement other than filings and actions contemplated by Regulation CF, applicable state securities laws, the Form C or the Offering procedures, or such other matters the absence of which would not materially impair the Company's ability to perform this Agreement.

5.1.6. The execution, delivery and performance of this Agreement and the issuance of the Securities do not conflict in any material respect with the Company's Limited Liability Company Agreement, any material agreement binding on the Company or any judgment, order or decree applicable to the Company, except for any conflict that would not materially impair the Company's ability to perform its obligations under this Agreement.

5.1.7. The Company has the right and authority, with respect to the rights in the Picture and its underlying intellectual property owned or controlled by the Company, to grant the contractual revenue participation rights contemplated by this Agreement, subject to the financing, distribution, licensing and other exploitation arrangements permitted by the Form C and this Agreement.

5.1.8. The Company makes no representation, warranty, guarantee or assurance, express or implied, regarding future earnings, commercial success of the Picture, the amount or timing of any payment under this Agreement or the value or future market value of the Securities.

5.2. By the Investor. As a material inducement for the Company to enter into this Agreement, the Investor represents, warrants and covenants to the Company as follows:

5.2.1. The Investor has the legal capacity and authority to purchase the Securities, enter into this Agreement and perform the obligations required to be performed by the Investor hereunder, and the purchase will not violate any law, rule, regulation, agreement or investment restriction binding on the Investor.

5.2.2. If the Investor is a natural person, the Investor is at least eighteen (18) years of age. If the Investor is an entity, the person accepting or signing this Agreement on its behalf has authority to bind the entity.

5.2.3. Including the Participation Purchase Price, the Investor has not exceeded the investment limits applicable to the Investor under Rule 100(a)(2) of Regulation CF during the applicable twelve-month period.

5.2.4. The Investor has received or had access to the Form C and the other offering materials made available through the Intermediary and has had an opportunity to review the information the Investor considers necessary to make an informed investment decision. The Investor understands that the Form C may be amended or supplemented in accordance with Regulation CF and that the Investor's rights to cancel or reconfirm an investment commitment will be governed by Regulation CF and the Offering procedures.

5.2.5. The Investor understands and accepts the risks of an investment in the Securities, including the risks described in the Form C, and is able to bear the loss of the Investor's entire investment. The Investor acknowledges that the offering price was set by the Company and does not reflect an established market valuation of the Company, the Picture or the Securities.

5.2.6. The Investor is not relying on any communication of the Company, the Intermediary or any of their respective affiliates as investment, legal, tax or accounting advice or as a recommendation to purchase the Securities. The Investor has made an independent investment decision and has had the opportunity to consult the Investor's own professional advisors.

5.2.7. The Investor is acquiring the Securities for the Investor's own account and not with a view to or for resale in connection with an unlawful distribution of the Securities. The Investor understands that the Securities are subject to significant transfer restrictions and that no public or secondary market may develop.

5.2.8. The Investor understands that no federal or state securities administrator has passed upon the merits or risks of the Securities or made any finding or determination concerning the fairness or advisability of the investment.

5.2.9. The Investor understands that the Securities are contractual revenue participation rights only, are not membership interests or other equity or ownership interests in the Company, do not provide any ownership interest in the Picture or its underlying intellectual property, and do not provide voting, management, creative approval, greenlight or other governance rights.

5.2.10. The Investor understands that the Securities do not provide anti-dilution or preemptive rights and that the Company may obtain additional Participating Financing or other financing for the Picture without notice to or consent of the Investor. Additional Participating Financing will reduce the Offering Financing Percentage and may delay or reduce the likelihood of payment of the Investor's Recoupment Amount and reduce or eliminate distributions from the Investor Pool.

5.2.11. The Investor acknowledges the Production Abandonment provisions in Section 3.7 and understands that, if those provisions apply, the amount returned may be less than the Investor's Participation Purchase Price.

5.2.12. The Investor is solely responsible for providing and maintaining accurate payment, tax, address and contact information reasonably requested by the Company or the Intermediary. The Company may condition payments on receipt of tax forms or other information required by applicable law.

5.2.13. The Investor is solely responsible for implementing reasonable measures to secure any digital wallet, private key or other credential used to receive or hold BITs. Loss or compromise of a private key or other access credential may cause the Investor to lose access to the applicable BIT; provided that record ownership of the corresponding Security will be determined by the books and records maintained by the Transfer Agent.

6. General Provisions.

6.1. **Entire Agreement.** This Agreement, together with the Form C and the documents and instruments expressly incorporated by reference herein, constitutes the entire agreement between the Company and the Investor with respect to the Securities purchased by the Investor and supersedes prior agreements, representations or understandings relating to such Securities. Nothing in this Section limits any rights or obligations arising under applicable securities laws.

6.2. **Voluntary Agreement; Independent Advice.** Each party acknowledges that it has read and considered this Agreement, understands its contents and is entering into this Agreement voluntarily and based upon its own judgment. Each party has had the opportunity to obtain independent legal, tax, accounting and financial advice regarding this Agreement and the transactions contemplated hereby.

6.3. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.

6.4. **No Injunctive Relief.** No Holder will be entitled to enjoin, restrain or otherwise interfere with the development, financing, production, completion, distribution, exhibition, advertising, marketing or other exploitation of the Picture or any allied, ancillary or derivative rights relating thereto. In the event of any breach or alleged breach of this Agreement, a Holder's remedies will be limited to an action at law for monetary damages, an accounting or such other relief as does not enjoin, restrain or otherwise interfere with the foregoing activities. Nothing in this Section is intended to waive any right or remedy that cannot lawfully be waived under applicable federal or state securities laws. The Company's distributors, licensees, exhibitors, sales agents, financiers and other persons engaged in the development, production, distribution or exploitation of the Picture are intended third-party beneficiaries of this Section solely for purposes of enforcing the foregoing restrictions.

6.5. **Indemnification.** The Investor will indemnify, defend and hold harmless the Company, its Manager and their respective affiliates, officers, directors, managers, members, employees and agents from and against any losses, claims, damages, liabilities, costs and expenses, including reasonable attorneys' fees, arising out of or resulting from (a) any material breach by the Investor of any representation, warranty, covenant or agreement contained in this Agreement or (b) any materially false or misleading information provided by the Investor to the Company or the Intermediary in connection with the Investor's purchase or ownership of the Securities; provided that the foregoing will not require the Investor to indemnify any person for such person's fraud, gross negligence, willful misconduct or violation of applicable securities laws.

6.6. **Notices.** Notices and other communications under this Agreement must be in writing and may be delivered personally, by nationally recognized overnight courier, by registered or certified mail, by electronic mail or through the Intermediary's platform where permitted by the Offering procedures. Notices to the Investor may be sent to the contact information reflected in the Company's or Intermediary's records, as updated by the Investor. Notices to the Company may be sent to its principal address reflected in the Form C or to such other address designated by the Company.

6.7. **Binding Effect; Successors and Assigns.** This Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns. A permitted transferee of Securities that becomes bound by this Agreement will succeed to the rights and obligations of the transferor with respect to the transferred Securities.

6.8. Assignment by the Company. The Company may assign this Agreement in connection with a merger, consolidation, reorganization, conversion, sale of all or substantially all of its assets or other successor transaction only if the successor or assignee assumes the Company's obligations under this Agreement in writing. The Company may assign administrative or performance obligations under this Agreement upon written notice to the Holders. The Company will not transfer all or substantially all of its rights in the Picture in a manner that would cause amounts otherwise constituting Gross Proceeds to be received by another person without requiring such person to assume in writing the applicable payment and accounting obligations under this Agreement. The foregoing will not restrict ordinary-course distribution, licensing, sales agency, collection account, financing or similar exploitation arrangements that do not transfer all or substantially all of the Company's rights in the Picture, provided that amounts payable to or for the account of the Company remain subject to this Agreement.

6.9. No Third-Party Beneficiaries. Except for permitted successors and assigns and Holders of Securities that become bound by this Agreement, nothing in this Agreement is intended to confer any rights or remedies upon any person other than the parties hereto.

6.10. Construction. The terms "including," "include" and "includes" are not terms of limitation and will be deemed followed by "without limitation." Words in the singular include the plural and vice versa as the context requires. References to a person include its permitted successors and assigns. Headings are for convenience only and do not affect interpretation.

6.11. Counterparts; Electronic Signatures. This Agreement may be executed or accepted in counterparts and by electronic means, including through the Intermediary's platform, DocuSign, PDF or other electronic signature method permitted by applicable law. Each counterpart and electronic acceptance will be deemed an original and together will constitute one instrument.

6.12. Severability. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions will remain in full force and effect, and the invalid or unenforceable provision will be modified to the minimum extent necessary to make it valid and enforceable while preserving the parties' intent as closely as possible.

6.13. Further Assurances. Each party will execute and deliver such further documents and take such further actions as may be reasonably necessary to effectuate the purchase, issuance, transfer and administration of the Securities in accordance with this Agreement and applicable law.

6.14. Amendments and Waivers. Any amendment, termination or waiver of this Agreement as between the Company and a Holder must be in writing or electronically accepted by the Company and such Holder, except for administrative, ministerial or non-material changes that do not adversely affect the Holder's economic rights and are reasonably necessary to conform this Agreement to applicable law, the Offering procedures or changes in the Intermediary's administrative processes. No waiver of any breach will be deemed a waiver of any other or subsequent breach.

6.15. Delays or Omissions. No delay or omission by a party in exercising any right, power or remedy under this Agreement will operate as a waiver of that right, power or remedy. All rights and remedies under this Agreement are cumulative unless otherwise expressly provided.

6.16. Privacy. The Company may collect nonpublic personal information regarding Investors from the Offering process, this Agreement, the Intermediary and communications with Investors. The Company may use and disclose such information as reasonably necessary to administer the Securities, make payments, comply with law and obtain legal, accounting, tax, banking, recordkeeping and other services, subject to applicable privacy obligations.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date of the Investor's execution or electronic acceptance.

COMPANY:

HOLLYWOOD HILLS, LLC

By:
Name: Arthur Madrid
Title: Chief Executive Officer

[INVESTOR SIGNATURE PAGE FOLLOWS]

HOLLYWOOD HILLS, LLC

REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor:

Signature

Print Name

Entity Investor:

Name of Entity

Type of Entity and State of Formation

Signature of Authorized Representative

Print Name of Authorized Representative

Capacity of Authorized Representative

Informational Fields

Full Legal Name:	______________________
Full Legal Name of Spouse/Partner, if subscribing as community property, tenancy in common or joint tenancy:	______________________
Mailing Address:	______________________
	______________________
Telephone Number:	______________________
Email Address:	______________________
Form of Entity and State of Formation, if subscribing as an entity:	______________________
Participation Purchase Price:	______________________
Number of Securities to be Purchased:	______________________

EXHIBIT C

Video Transcript

HOLLYWOOD HILLS, LLC

Video Transcript

Republic Campaign Video

BENJAMIN ROZOVAS:

You think about it, you think about fame and glamour. But I think deep down we know it's just madness. A place where dreams are made, unmade, standing on a river of blood. This is Hollywood. I spent 20 years here as a film journalist. And I became obsessed with it. The seduction it sells, the darker truths underneath... A city conjured from the desert, named after the angels but plagued by earthquakes, fires, floods. More sinful than Sodom and Gomorrah. I mean, this place can't be real, right? There has to be a deeper, weirder, more [bleep] explanation for it. And turns out there is. And you'll soon find out. That's why we're making Hollywood Hills.

HARRISON ALLEN:

I've spent my career producing independent films. I've even made a film about films, But I've never worked on a project quite like Hollywood Hills. It takes you into these strange neighborhoods through a tour bus. But not the tour bus that shows you where the stars live. The Dead & Famous bus runs at night in the hills, past the beautiful villas and into Hollywood seedy past... The murders, the myths, the echo of what was. It's dark, twisted and the perfect way in...

BENJAMIN ROZOVAS:

The story of what Hollywood really is will be told over one night by the Dead & Famous ragtag crew and the ghosts of the forgotten stars that haunt their Tour. Follow the thread back far enough, past a comet that once drove the city mad, and you may find something that's been buried here for centuries.

HARRISON ALLEN:

Horror is having a moment. Bold indie films are connecting with audiences and grossing many times their budget. Finding films like this before anyone else is what I do. What's different about Hollywood Hills, is this time you get to own a piece of it. That's unheard of. It's the first truly internet native film. What if you could invest in the next Backrooms. Undertone. Obsession. This is not a donation. This is an investment. Every investor gets paid back first, plus a premium before we split the profit. Your name goes in the credits and some of what's on that screen, you'll help decide. We have the script, the budget, the team, advisors who have helped make cult classics and lead investors who bring more than money.

SÉBASTIEN BORGET AND ARTHUR MADRID:

You will be part of the story from the beginning. You invest alongside us and when we make money, you make money. Every investor will receive a Hollywood Hills villa, handmade by illustrator Steve Scott from a limited collection of 3000. Each villa holds a clue to Hollywood’s buried history. It takes you behind the scenes as the film gets made. It even gets you a seat on a real Dead & Famous bus tour through the Hollywood Hills. This is not just a piece of collectible, not even a piece of art. It's a piece of evidence.

BENJAMIN ROZOVAS:

And here's the thing... The mystery has already started. There is a clue hidden in this very video. Crack it this week and you'll be first in line to invest. And your Villa could end up on screen, in the actual film.

HARRISON ALLEN:

Whether you're here for the murders, the madness, or the movie business, you can own a piece of this film

BENJAMIN ROZOVAS:

Welcome to Hollywood. Welcome to the mystery. Hop on board. You're in for a ride.

HOLLYWOOD HILLS, LLC

Video Transcript

Director’s Pitch Video

BENJAMIN ROZOVAS:

Hollywood Hills is the story of a sleazy Tour Bus called “Dead & Famous”, specialized in all things true crime, from Marilyn to Sharon Tate, that comes across a cosmic event in the hills, and will be witnessing over the course of one night the end of Hollywood... Parallel to this, we follow our main protagonist, Jenny, an aspiring filmmaker and “Dead & Famous” employee, who forms an unlikely alliance with a washed up movie star called Emil Lazar. The two of them set off to find the missing bus in the hills, trying to piece together the mystery of what's happening that night... Part detective story, part cosmic horror, it's a wild and crazy ride in the hills, a journey of disorienting thrills and creeping dread where the fate of Hollywood, both as an idea and a physical place, hangs in the balance... Get on the bus, settle for the unknown, expect the unexpected... You're in for a trip.

EXHIBIT D

Testing-the-Waters Materials

HOLLYWOOD HILLS, LLC

Video Transcript

Republic Video Ad (0:25) — edit of Republic Campaign Video #1

[On-screen text] WANNA KNOW THE REAL STORY BEHIND HOLLYWOOD [___]

BENJAMIN ROZOVAS:
You think about it, you think about fame and glamour. But I think deep down we know it's just madness.

HARRISON ALLEN:
It takes you into these strange neighborhoods through a tour bus. But not the tour bus that shows you where the stars live.

HARRISON ALLEN:
Whether you're here for the murders, the madness, or the movie business, you can own a piece of this film.

BENJAMIN ROZOVAS:
And you may find something that's been buried here for centuries.

[End card, on-screen text] HOLLYWOOD HILLS — THE MOVIE. LEARN HOW YOU CAN PARTICIPATE AT REPUBLIC.COM/HOLLYWOODHILLS

HOLLYWOOD HILLS, LLC

Waitlist Landing Page Transcript

https://hollywoodhills.cc — captured 4 October 2026, 12:28 PM PT

Note: A fixed header appears throughout the page: "LAUNCH IN [countdown]" and a "JOIN WAITLIST" button. It is shown once below.

[Header: The Sandbox logo]   LAUNCH IN 03 D : 17 H : 31 M : 20 S   [Button: JOIN WAITLIST]

HOLLYWOOD HILLS

[Video: main video, 3:15]

True Crime meets Cosmic Horror.
The first feature film
from the founders of The Sandbox.
Help shape what's on screen.

INVESTMENT WINDOW OPENS IN
03 D : 17 H : 31 M : 20 S

GET EARLY ACCESS

[Field: YOUR EMAIL] [Button: SUBMIT]

EARLY INVESTORS MAY RECEIVE SPECIAL EDITION PERKS. FIRST COME FIRST SERVE

Invest in the film.
Share in its revenue.
Claim your Villa.
Solve the mystery.

WHAT REALLY HAPPENED ON THE NIGHT OF THE COMET?

[Image: comet]

There's a bus in Los Angeles that only runs after dark.

The Dead & Famous tour takes you past the celebrity murders, overdoses, and hidden addresses the maps leave off — Hollywood's greatest hits, in the order they happened.

Tonight it goes off route.

A star is dying over the city, the way a comet died over it in 1899 — the year Los Angeles lost its mind and never entirely got it back. Twelve people have vanished in these hills. Nobody noticed the connection.

By morning, the passengers will know what has been living in the depths of Hollywood for 125 years. But at what cost?

Watch the DIRECTORS PITCH video:

[Video: director's pitch, 0:54]

FROM THE FOUNDERS OF

[Logo: The Sandbox]

Must be 18+ to invest

Investments open October 8th

Limited fan allocation available

YOU'LL BE SOLVING THE MYSTERY AS THE FILM GETS MADE...

[Image: case file with photographs]

IN FACT, IT'S ALREADY BEGUN. IF YOU SUCCEED, YOU MAY IMPACT THE STORY ITSELF...

The first clues may already be on this page.
The hunt is on.

[Image: Hollywood Hills at dusk; Dead & Famous Tour logo]

HOP ON THE DEAD & FAMOUS BUS TOUR THROUGH THE HILLS...

[Image: Dead & Famous Tour map, "Case by Case", with tour stops, bus rules, FAQ]

[Image: Dead & Famous Tour billboard]

Could all of this be real?

Call to book your tour and find out

+1 (844) 430-0666

[Image: hand holding phone] CLICK TO WATCH THE AD

[Image: comet over houses in the Hills]

INVESTOR PERKS: THE VILLAS

INVESTORS GET DIGITAL COLLECTIBLES

BY STEVE SCOTT

Each villa contains a unique piece of evidence inside. Only put together could the mystery be solved.

FULL COLLECTION PREVIEW AVAILABLE AT LAUNCH

Every villa is unique

Hundreds of clues embedded

3,000 villas total

What your Villa unlocks
These travel with the Villa if it's sold.

EVERY VILLA
a unique address in the Hills that holds a clue to Hollywood's buried history; holder-only Discord with behind-the-scenes drops as the film gets made; The Black Fire Archive, the holder-only investigation game; early access to the comic prequel.

UNCOMMON
(Uncommon and above): a unique address in the Hills that holds a clue to Hollywood's buried history; holder-only Discord with behind-the-scenes drops as the film gets made; The Black Fire Archive, the holder-only investigation game; early access to the comic prequel.

RARE
(Rare and above): a unique address in the Hills that holds a clue to Hollywood's buried history; holder-only Discord with behind-the-scenes drops as the film gets made; The Black Fire Archive, the holder-only investigation game; early access to the comic prequel.

LEGENDARY+
your Villa becomes canon in the comic or The Black Fire Archive. If your Legendary features the Dead & Famous bus (only 20 do), you also get a seat on the tour in Los Angeles.

ALL INVESTOR PERKS

In addition to a financial stake in the film and the villas, the community investors will be eligible for these bonus perks

WHILE SUPPLIES LAST

$200 — THE PASSENGER

Villa: Common (500). See perks included in the villa.

- Quarterly live Q&A with Benjamin Rozovas and the creative team + email updates
- Your name on the permanent Founding Investors web credits page

$300 — THE COMET RIDER [FIRST 48H ONLY] [CAP 200]

Villa: board early, ride better. The first 10 Comet Riders receive a Legendary Villa, the next 20 a Rare, and the last 170 an Uncommon.

- Your name in the film's end credits, Founding Investors block (the only way to get it under $1,000)
- Private online screening of an early cut; your feedback goes to the editorial team before picture lock
- For The Sandbox LAND owners: "Dead & Famous" T-shirt with your name on it

Investing more in the first 48 hours? You're a Comet Rider too. You get these perks on top of your tier, plus whichever Villa is better.

$500 — THE WITNESS

Villa: Uncommon (50)

Production diary: storyboards, location scouts, set stills, published through production

The complete Hollywood Bulletin archive in one place, including unreleased issues

$1,000 — THE INVESTIGATOR

Villa: Rare (60)

Your case file: a page of the shooting script signed by Benjamin Rozovas, and a "Dead & Famous" T-shirt with your name on it

Your name in the film's end credits, Founding Investors block

Private online screening of an early cut; your feedback goes to the editorial team before picture lock

$2,500 — THE SOCIETY

Villa: Legendary (40)

Associate Producer credit, plus an IMDb credit

Choose your way in: ride the Dead & Famous bus in Los Angeles or a guaranteed audition for the film

"Dead & Famous" Cap with your name on it

$10,000 — THE LINEAGE (CAP: 15)

Villa: Legendary guaranteed

Co-Executive Producer credit, plus 2 seats at the premiere

You're in the film: your name or face in the frame (on a donor plaque, a byline or a wall of dead movie stars), or a character, location, or bus-tour story named for you

A screen-used production artifact: a piece of the set that appeared on screen, such as set dressing or a document from a scene

$50,000 — THE GUARDIAN (CAP: 4)

Villa: Legendary guaranteed

Executive Producer credit, plus 4 seats at the premiere

Your Legendary Villa as a one-of-one art print, signed by Steve Scott

A day on set, and dinner with Benjamin, Arthur, Sébastien and the producers

$100,000 — THE BLACK FIRE (CAP 1)

Villa: Legendary guaranteed

Executive Producer credit on a single title card

Your Villa in the film: reimagined as a real house in the Hills. Recognizably yours.

A hero prop: one of the film's key objects, handled by the main characters and filmed up close

FINANCIAL TERMS

You are offered a real share in the film's revenue, alongside other investors.

You have a chance to own a piece of Hollywood's ~~history~~ mystery. *["history" shown struck through on the page]*

REVENUE RIGHTS
SHARE IN THE FILM'S REVENUE IN PROPORTION TO YOUR INVESTMENT, FROM EVERY SOURCE: RELEASE, STREAMING, MERCHANDISE, AND SEQUELS AND REMAKES.

PAID BACK FIRST
INVESTORS ARE PAID BACK 120% OF THEIR INVESTMENT BEFORE PROFITS ARE SPLIT. THEREAFTER, PROFITS ARE SPLIT 50% TO INVESTORS AND 50% TO THE PRODUCERS.

PAYOUT SCHEDULE
PAID QUARTERLY FOR THE FIRST THREE YEARS AFTER THE FILM STARTS EARNING, THEN ANNUALLY.

FULL TERMS AVAILABLE ON 10/6/26

TEAM

We've taken films to the Oscars, Cannes, Netflix and Shudder, and built The Sandbox

BENJAMIN ROZOVAS — WRITER-DIRECTOR
Two decades as a film journalist for GQ and Premiére, built games on "The Walking Dead" IP, directed "Sam & Julia." "HOLLYWOOD HILLS" is his love letter and warning to the city that haunts him. [IMDB]

HARRISON ALLEN — PRODUCER
Indie producer with credits including "The Singers" (Academy Award winner, Netflix) and the sci-fi feature "Anima" (SXSW 2026). Oversaw "5 Pounds of Pressure" (Lionsgate) and "Queen of the Ring" (Sumerian) as Head of Development at Intrinsic Value Films. His first horror feature "The Last Thing Mary Saw" (Fantasia 2021) was a Shudder Original. [IMDB]

OSCAR GERVET — PRODUCER
LA-based film executive who has worked at every stage of a film's life, on both buyer and seller sides. He came up through Anonymous Content, Electric Entertainment, XYZ Films, and Entertainment 360. Produced the sci-fi thriller short "Jin" (Alfred P. Sloan Production Award) and holds an MFA from UCLA's Producer's Program. [IMDB]

BENJAMIN DOMENECH & SANTIAGO GALLELLI — SPAIN PRODUCING PARTNERS
Founders of Rei Pictures, with credits including "Zama" (2017), "Kill the Jockey" (2024) and "Landmarks" (2025), all Venice premieres, plus "The Settlers" (2023) at Cannes and "Queen of Fear" (2018) at Sundance. Both are Academy members. [IMDB] [IMDB]

ARTHUR MADRID & SÉBASTIEN BORGET — LEAD INVESTORS & PARTNERS
The founders behind The Sandbox, the leading decentralized gaming metaverse backed by Animoca Brands, as well as Pixowl, Wixi Inc., and 1-Click media. [IMDB]

PARTNERS

GRAVE LINE TOURS — DEAD & FAMOUS BUS
They put death on the map, with tours of Los Angeles's most notorious and haunted places. Now they're running the Dead & Famous tour: a real night route through the Hills, past the houses where the famous died.

THE SANDBOX — COMMUNITY PARTNER
The leading gaming metaverse backed by Animoca Brands, named one of TIME's 100 Most Influential Companies of 2022, with more than 200 entertainment partnerships including "The Walking Dead" and "Hellboy." Now they're bringing their players into "HOLLYWOOD HILLS."

ADVISORY BOARD

SAM PRESSMAN — CEO, Pressman Film — American Psycho, Wall Street, The Crow [IMDB]

NICOLAS SAADA — Filmmaker — Sleepless Night, Taj Mahal [IMDB]

NIC ADLER — Brand Architect & Manager — Snoop Dogg [IMDB]

THOMAS VU — Executive Producer ("Arcane") — Ex-Head of Creative, Riot Games [IMDB]

KOOK EWO — Motion Designer — Silent Hill, The Strain (Guillermo del Toro) [IMDB]

GABE MICHAEL — Global SVP & Group Executive Producer of AI — Edelman [IMDB]

03 D : 17 H : 31 M : 20 S

THE INVESTMENT WAITLIST

[Button: JOIN THE WAITLIST]

FIRST INVESTORS MAY RECEIVE SPECIAL EDITION PERKS. LIMITED AVAILABILITY. FIRST COME FIRST SERVE.

[Footer disclaimer]

THIS IS NOT AN OFFER TO SELL SECURITIES OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. WE ARE CURRENTLY EXPLORING INTEREST IN A POTENTIAL OFFERING UNDER REG CF. THE TERMS PRESENTED ARE INDICATIVE, NOT FINAL, AND SUBJECT TO CHANGE. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES CAN BE MADE, AND NO PART OF ANY PAYMENT WILL BE ACCEPTED, UNTIL A FORM C IS FILED WITH THE SEC AND ACCEPTED.

HOLLYWOOD HILLS   FROM SANDBOX   IN PARTNERSHIP WITH REPUBLIC

[Social links: X, Telegram, Threads, Instagram, Discord]

Post

Pinned
Hollywood Hills
@hhillsofficial

Introducing Hollywood Hills.

A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame

It's the first film you are part of from day one. Fans can invest on @joinrepublic and own a share of revenues, hunt for hidden clues, earn collectibles, impact the story or even get on screen, all while it's being made.

We're out of stealth today.

Join waitlist ➡️ hollywoodhills.cc

Here's everything you need to know ⤵

1 INVEST. The fan investment window opens until allocation is sold out. Enjoy the perks. Join the waitlist.

2 HUNT. Clues are hidden everywhere. Crack them and you may change the story.

3 COLLECT. You can get a Hollywood Hills Villa, from a very limited NFT in-world collection, created by @stevescott3000 (Led Zeppelin, the Guggenheim). Each one hides a piece of evidence.

4 GET ON THE BUS. The film is built around the Dead & Famous LA bus tour.. and you can actually ride it! It runs through the Hills this October, past the houses where the famous died.

5 GET IN THE FILM. Your name in the end credits, your face hidden in the frame, a producer credit, an audition.

Lets unpack this a bit.

The story: true crime meets cosmic horror ⤵


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

7:00 AM · Oct 1, 2026 · **60.6K** Views

86 119 372 45

Relevant View activity

Hollywood Hills @hhillsofficial · Oct 1
From our director @BenjaminRozovas:

There's a bus in Los Angeles that only runs after dark. The Dead & Famous tour takes you past the celebrity murders, the overdoses and the addresses the maps leave out.

Tonight it goes off route.

A star is dying over the city, the way a comet died over it in 1899, the year LA lost its mind. Twelve people have vanished in these hills, and nobody has connected them.

By morning, the passengers will know what has been living under Hollywood for 125 years.

Who the filmmakers are ↴


HOLLYWOOD

0:14 / 0:55

1 1 18 1.8K

Hollywood Hills @hhillsofficial · Oct 1
Who we are.

✋ @benjaminrozovas writer-director. Two decades as a film journalist for GQ and Première, then built games on The Walking Dead IP.

✋ Harrison Allen, producer. The Singers (Oscar winner), The Last Thing Mary Saw (Shudder Original).

✋ @arthurmadrid & ✋ @borgetsebastien, producers, founders of The Sandbox (TIME100 Most Influential Companies, 200+ entertainment partnerships including The Walking Dead). Lead investors.

✋ Oscar Gervet, producer. Anonymous Content, XYZ Films. Rei Pictures, Spain co-producers. Zama and Kill the Jockey (Venice), The Settlers (Cannes).

Advisers: ✋ Sam Pressman (American Psycho, The Crow, Wall Street) and ✋ Thomas Vu (executive producer, Arcane).

What investors get ↴



Hollywood Hills @hhillsofficial · Oct 1
What investors get.

A real stake in the film. If it makes money, investors get paid back before the producers share in the profits.

You also get a Villa† : a house in the world of Hollywood Hills with a piece of the mystery locked inside.

More perks:

COMET RIDER. Move fast. For the first 48 hours, Comet Riders put their name in the end credits of a Hollywood film, watch the early cut before anyone else, and get first pick of the rarest Villas. Then the window shuts.

Ever wanted to be in a movie? Investors can land a guaranteed audition, and a producer credit on IMDb to go with it.

And if you go all in: stand on set while the cameras roll. Spot your face in a scene. Hear a character say your name. Take home a piece of the set.

The bus leaves October 8. Get on it.

Legal disclaimer ⤵

Hollywood Hills @hhillsofficial · Oct 1
Legal Disclaimer:

† Until sold out.
This is not an offer to sell securities or a solicitation of an offer to buy securities. We are currently exploring interest in a potential offering under Reg CF. The terms presented are indicative, not final, and subject to change. No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy securities can be made, and no part of any payment will be accepted, until a Form C is filed with the SEC and accepted.

Hollywood Hills @hhillsofficial · Oct 1
This is the end of the tweet.

Join the waitlist at

Hollywood Hills

From hollywoodhills.cc

SafZ @CrypSaf · Oct 1
Interesting, all the best 🙏

BROKEN @alone_g9 · Oct 2
Already joined

HOLLYWOOD HILLS, LLC

Email Transcript

Testing-the-Waters Launch Email

Subject: Hollywood Hills is live.

Preview text: A cosmic horror thriller — and two ways to own a piece of it.

[Image: Hollywood Hills]

[Image: A Hollywood Hills estate at night, tour bus on the road]

Hollywood Hills is live.

A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of The Sandbox.

The story, the villas, the people making it — and two ways to own a piece of it.

[Button: Join the waitlist → (links to https://hollywoodhills.cc)]

WHAT'S ON THE SITE

The film. A cosmic horror thriller set in the Hollywood Hills — true crime, Lovecraftian mythology, and the stories nobody puts in the brochure. The premise, the villas and the world are all there to read.

Who's behind it. Hollywood Hills is made by the founders of The Sandbox, with the full team and their track record on the site.

Own a share of the film. An investment round in the movie itself, opening soon through a regulated funding platform. You back the film and share in its revenue — not a collectible.

Own the art. 3,000 Hollywood Hills Villas, illustrated by Steve Scott. Collectibles from the world of the film — they drop before the film, not after.

The tour. Dead & Famous — a real Hollywood tour through the stories behind the film.

The waitlist. Join now and you get the offering details before the public, and first access when the round opens. Free, and no commitment.

THE STORY & THE ROUND

[Image: Watch the Hollywood Hills film and investment round video (links to https://youtu.be/VnPKoHUc3lA)]

[Link: Watch the film & round explained → (links to https://youtu.be/VnPKoHUc3lA)]

THE DEAD & FAMOUS TOUR

[Image: Watch the Dead and Famous Hollywood Tour video (links to https://youtu.be/KYpDPhRm5OY)]

[Link: Watch the tour → (links to https://youtu.be/KYpDPhRm5OY)]

Follow @hhillsofficial. Every date, every clue and every drop is announced there first.

[Button: Follow on X → (links to https://x.com/hhillsofficial)]

Welcome to the neighborhood. Try not to wander off.

The Hollywood Hills Team

BROUGHT TO YOU BY THE CREATORS OF

[Image: The Sandbox]

[Link: Follow us @hhillsofficial on X → (links to https://x.com/hhillsofficial)]

[Link: Unsubscribe]

FOR IMMEDIATE RELEASE

HOLLYWOOD HILLS: Upcoming Cosmic Horror Feature Launches as Real Los Angeles Bus Tour; The Sandbox Founders Arthur Madrid and Sébastien Borget Board, Harrison Allen Producing

LOS ANGELES, October 1, 2026 – HOLLYWOOD HILLS, the upcoming cosmic horror feature from writer-director Benjamin Rozovas, is being built in an unusual order. Before the film shoots, its story is launching as a real experience in the city it is set in: a nighttime bus tour of Hollywood's true celebrity deaths, staged by the director and run in partnership with Grave Line Tours, the Los Angeles operator of the city's death routes.

Rozovas describes HOLLYWOOD HILLS as a portrait of an aging Hollywood facing its own reckoning. Set over a single night on a Los Angeles death tour called 'Dead & Famous', the film follows the tour bus through the Hills, past the sites of celebrity murders and the hidden addresses the maps leave out. As a dying star hangs over the city, the bus veers off route and into a dreadful underworld that holds the truth about Hollywood's secret buried history.

This October, the bus tour depicted in the upcoming film launches for real. Riders will take the same route the film's characters take, past the same houses, to the same tragic deaths: Ramon Novarro, Peg Entwistle, Dorothy Stratten. Somewhere along the way, the tour stops being a regular Grave Line tour and slides into the film's universe. The film's characters appear at certain stops, engaging the tour passengers in the tradition of street theater. The tour is staged by Rozovas himself, and what happens on that tour will become part of the film's lore. The audience is inside the story before a single frame is shot, and the story grows with them until it reaches the screen. The tour will be open to the public at Grave Line Tours.

"There's a four-minute sequence in David Lynch's *Mulholland Drive* where the camera, slightly elevated, follows a limousine at night through the Hills. The astral viewpoint on the funeral cavalcade is meant to inspire fear of the unknown, but also a kind of fondness for the unknown. You wish for the ride to last. You don't want to arrive. It's beautiful and unending, and it doesn't need to be more than that. I wanted more of that feeling, because you can never have enough. So I dreamed up this film," said Rozovas.

Rozovas has described the film as a portrait of an aging Hollywood facing its own reckoning. He spent two decades as a film journalist for *GQ* and *Première*, living between Paris and Los Angeles, before building games on genre IP including *The Walking Dead* and directing the short 'Sam & Julia'. HOLLYWOOD HILLS is his feature debut.

HOLLYWOOD HILLS was announced at Cannes in 2024 and is now fully teamed. Harrison Allen produces. He was co-executive producer of the Academy Award-winning short 'The Singers', released by Netflix, and his credits include the Shudder Original *The Last Thing Mary Saw*, which premiered at Fantasia in 2021. As Head of Development at Intrinsic Value Films he oversaw *5lbs of Pressure* for Lionsgate and *Queen of the Ring* for Sumerian. Oscar Gervet, an alumnus of Anonymous Content, XYZ Films and Entertainment 360, produces alongside Allen. Madrid-based Rei Pictures founders Benjamin Domenech and Santiago Gallelli, both Academy members, are Spain producing partners, with credits including *Zama, Kill the Jockey,* and *Landmarks,* all Venice premieres, and *The Settlers* at Cannes.

The Sandbox co-founders Arthur Madrid and Sébastien Borget are lead investors and partners. The pair co-founded Pixowl in 2011, a mobile studio built on licensed entertainment IP, before founding The Sandbox, which was named one of the TIME100 Most Influential Companies in 2022. HOLLYWOOD HILLS is their first feature film.

"Seb and I spent our careers building games on horror IPs that people already loved: Goosebumps, The Addams Family, The Walking Dead. Benjamin wrote about this city for twenty years before he wrote this script, and the first time we read it we knew the audience for it already existed. We just had to build them a bus," said Madrid.

The film is financed in part through a public campaign on Republic. Full campaign terms, risk disclosures and offering documents are available at republic.com/hollywoodhills. This release is not an offer to sell securities. Any offer is made solely through Republic and the associated offering materials.

The film's advisory board includes Sam Pressman, CEO of Pressman Film (*American Psycho*, *The Crow*), Thomas Vu, executive producer of *Arcane* and former Head of Creative at Riot Games, and filmmaker Nicolas Saada (*Sleepless Night*, *Taj Mahal*). Principal photography is scheduled for Q3 2027 in Spain. Release is targeted for 2028.

Media contact:
Akbar Hamid

This is not an offer to sell securities or a solicitation of an offer to buy securities. This prospective offering is being made available as a Testing the Waters reservation campaign under Rule 206 of Regulation Crowdfunding. A reservation involves no obligation or commitment of any kind. No money or other consideration is being solicited, and if sent, it will not be accepted. No investment commitments can be accepted and no funds can be received unless the issuer files a Form C with the SEC and begins accepting investments.

FOR IMMEDIATE RELEASE

Independent horror feature HOLLYWOOD HILLS launches financing campaign on Republic led by The Sandbox founders to enable the public to co-invest

Financing campaign offers investors a 3,000-piece Villa digital collection and a gamified narrative with puzzles hidden throughout the campaign

LOS ANGELES, October 1, 2026 – HOLLYWOOD HILLS, the upcoming cosmic horror feature debut from writer-director Benjamin Rozovas, has opened its financing campaign to the public on Republic, the investment platform that allows audiences to invest in independent films ahead of production. The campaign is led by The Sandbox co-founders Arthur Madrid and Sébastien Borget, who are also lead investors and partners on HOLLYWOOD HILLS, with The Sandbox acting as a strategic marketing and community partner. The film was first announced at the Cannes Film Festival in 2024.

Rozovas describes HOLLYWOOD HILLS as a portrait of an aging Hollywood facing its own reckoning. Set over a single night on a Los Angeles death tour called 'Dead & Famous', the film follows the tour bus through the Hills, past the sites of celebrity murders and the hidden addresses the maps leave out. As a dying star hangs over the city, the bus veers off route and into a dreadful underworld that holds the truth about Hollywood's secret buried history.

HOLLYWOOD HILLS leverages the independent horror genre, a sector that has demonstrated strong theatrical performance and high digital community engagement. Original horror films made on modest budgets, often with unknown casts, are opening ahead of studio franchises, and the genre draws audiences who are still buying tickets.

The filmmakers behind many of horror’s biggest recent breakouts built their worlds online with their communities, years before the cameras started rolling. Until now, early fans and supporters of horror films have not had the opportunity to hold a financial stake in the films they help popularize and make successful. HOLLYWOOD HILLS is pioneering a new community financing model via Republic, allowing early fans to invest in the film alongside its lead investors from the earliest stage.

The Republic financing campaign utilizes a Reg CF offering to facilitate this public equity participation alongside lead investors. Investors will hold a contractual right to share in the film's revenue, if any. Under the terms of the offering, investors are entitled to receive up to 120% of their investment from film revenue before remaining proceeds are divided evenly between investors and producers. Any return depends entirely on the film's commercial performance and is not guaranteed. Investors may lose their entire investment.

As part of this financing model, HOLLYWOOD HILLS also introduces a 3,000-piece digital collection of "Hollywood Hills Villas" illustrated by Steve Scott, available to eligible investors as a perk of the Republic campaign. The Villas are not part of the security. Full perk terms are available on the campaign page. There will also be a campaign video featuring hidden narrative clues that direct fans to continue their investigation across the Villas and the Black Fire Archive Discord server.

In addition, HOLLYWOOD HILLS is partnering with Grave Line Tours, the leading Los Angeles operator that “puts death on the map” by running tours of the city's most haunted addresses, to launch the 'Dead & Famous' bus tour in real life this October. Attendees will ride the same route the film's characters ride, past the same houses, to the same deaths: Ramon Novarro, Peg Entwistle, Dorothy Stratten. They will be inside the story before the film reaches a screen, and what happens on that bus will become part of the film's lore. The first rides are reserved for investors, with plans to open the tour to the public to coincide with the film's release.

The mythology, villas, clues, and tour all exist before the film does. The Republic campaign incorporates gamified elements designed to engage audiences during the pre-production phase, allowing early supporters to build that world alongside the filmmakers, while taking a position in the project.

"Hollywood spent a hundred years telling audiences to sit down and watch. Then *Backrooms* and *Obsession* proved the internet doesn't watch anymore. It investigates. HOLLYWOOD HILLS was built for that audience: 3,000 Villas hiding clues, a bus running the city's real death routes, and something under Los Angeles that has been waiting longer than the studios have existed. The fans who follow the trail aren't just solving the mystery. They're financing the film," said Madrid.

HOLLYWOOD HILLS Production Team and Advisory Board

HOLLYWOOD HILLS is structured as an international co-production. Rozovas is the writer-director. He spent two decades as a film journalist for *GQ* and *Première*, living between Paris and Los Angeles, before building games on genre IP including *The Walking Dead* and directing the short ‘Sam & Julia’. HOLLYWOOD HILLS is his feature debut.

Harrison Allen will produce the film; his credits include ‘The Singers’ winner of the Academy Award for Live Action Short, and the Shudder Original horror feature *The Last Thing Mary Saw*, which premiered at Fantasia in 2021. He served as Head of Development at Intrinsic Value Films, where he oversaw *5lbs of Pressure* for Lionsgate and *Queen of the Ring* for Sumerian.

Los Angeles producer Oscar Gervet, an alumnus of Anonymous Content, XYZ Films and Entertainment 360, will produce alongside Allen.

Benjamin Domenech and Santiago Gallelli of Madrid-based Rei Pictures are Spain producing partners, with credits including *Zama, Kill the Jockey,* and *Landmarks,* all Venice premieres, and *The Settlers* at Cannes. Both are Academy members.

The advisory board includes Sam Pressman, CEO of Pressman Film, whose catalogue includes *American Psycho* and *The Crow*; Thomas Vu, executive producer of *Arcane* and former Head of Creative at Riot Games; and filmmaker Nicolas Saada, co-writer of *Sleepless Night* and director of *Taj Mahal*.

Madrid and Borget are lead investors. They co-founded Pixowl in 2011, a mobile studio built on licensed entertainment IP including Goosebumps: Horror Town, The Addams Family Mystery Mansion, Snoopy's Town Tale and Garfield. Pixowl was acquired by Animoca Brands in 2018. As the co-founders of The Sandbox, they built more than 200 entertainment partnerships,

including Warner Music Group, Ubisoft, AMC's *The Walking Dead*, Atari, Gucci, and Adidas. The Sandbox was named one of the TIME100 Most Influential Companies of 2022.

"With HOLLYWOOD HILLS, we've taken our experience building immersive games and applied it to how we bring audiences into a story, letting them participate before the film even begins. The Villas are not simply collectibles. They're pieces of evidence, carrying clues that invite people to investigate, form theories and become part of the mythology. The journey itself becomes part of the experience, driven by discovery, participation and shared culture," said Borget.

Principal photography is scheduled for Q4 2027 in Spain. Release is targeted for 2028. Full campaign terms, risk disclosures and offering documents are available at republic.com/hollywoodhills. This release is not an offer to sell securities. Any offer is made solely through Republic and the associated offering materials.

Republic Financing Campaign Details

- **Platform:** Republic, republic.com/hollywoodhills
- **Campaign goal:** $1,000,000 (Reg CF offering; $75,000 target, $5,000,000 maximum)
- **Minimum investment:** $200
- **Campaign window:** October 1 – December 31, 2026

Media contact:
Akbar Hamid

This is not an offer to sell securities or a solicitation of an offer to buy securities. This prospective offering is being made available as a Testing the Waters reservation campaign under Rule 206 of Regulation Crowdfunding. A reservation involves no obligation or commitment of any kind. No money or other consideration is being solicited, and if sent, it will not be accepted. No investment commitments can be accepted and no funds can be received unless the issuer files a Form C with the SEC and begins accepting investments.

HH Facebook - Sebastien Borget

Sebastien Borget
3 days ago ·

🎬 Movie clap! After almost 2 years in the making, Arthur Madrid and I Sebastien Borget are proud to unveil our latest passion project: HOLLYWOOD HILLS.

A cosmic horror film by Benjamin Rozovas Benjamin Rozovas, produced by Harrison Allen, with The Sandbox as a community partner.

I believe we're entering a new era for movies, one where internet-native communities can help finance, build and spread a film before it even reaches the screen. The Blair Witch Project pioneered community-driven storytelling; newer projects such as Backrooms and Obsession are pushing that model further. The team behind HOLLYWOOD HILLS is explicitly building around that community-first approach.

With HOLLYWOOD HILLS, you can join us as an investor and share in its success, while 3,000 digital Villas become clues and perks within the story.

Pre-register now on Republic Republic to be first notified. 👉 http://www.hollywoodhills.cc
See less


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS




DEAD&FAMOUS
TOUR
2012



1

HH Instagram


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

hhillsofficial ...

hhillsofficial Introducing Hollywood Hills.

A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @thesandboxgame

It's the first film you are part of from day one. Fans can invest on @joinrepublic and own a share of revenues, hunt for hidden clues, earn collectibles, impact the story or even get on screen, all while it's being made.

Join the waitlist: Link in our bio!

2 j

Aimé par **odile_roujol** et **autres personnes**

il y a 2 jours

Ajouter un commentaire... Publier

HH X - Arthur Madrid

Épinglé

Arthur Madrid @arthurmadrid · 1 oct.

Launch days are always special. 🎬
@borgetsebastien and I are so excited to finally share our new project, Hollywood Hills @hhillsofficial. We believe in creators, in Web3, and in giving anyone the chance to have their creations enjoyed by everyone.
We love HORROR, so enjoy the journey with @BenjaminRozovas. 🩸
We're exploring new ways of financing with @joinrepublic. Be part of it.
And we love NFTs, so we're launching a collection of VILLAS (more soon) on @opensea. 🏚

BONUS: We're launching the "Dead & Famous Bus Tour" in Los Angeles. Take a seat. 🚌💀

> **Hollywood Hills** @hhillsofficial · 1 oct.
>
> Introducing Hollywood Hills.
>
> A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame
> ...


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

4 · 3 · 30 · 1 k

Arthur Madrid @arthurmadrid · 2 oct.

Moving in soon...

> **Hollywood Hills** @hhillsofficial · 2 oct.
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.


0:42

4 · 5 · 28 · 1 k

HH X - Influencer Communications

#1

Ƀ🧞 @BR4ted · Oct 2

Hollywood Hills is an own-to-earn **NFT** collection coming soon.

In simple terms, you invest in a movie and get a share of the revenue. You can also look out for hidden clues, mint them as NFTs and get yourself into the movie (if you get lucky).

Not to mention, it's coming from the creators of The Sandbox Game.

You know what to expect if you're a member of the Ƀ-R4ted Community.

> **Hollywood Hills** @hhillsofficial · Oct 2
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.


SCIENTIFIC
0:30

Paid partnership

74 11 170 10K

#2

SafZ @CrypSaf · Oct 2

Hollywood Hills is building an internet-native horror film & mystery

TLDR for Degens:
- 3,000 Ethereum Villas
- Every Villa is unique and hides a clue
- Higher rarity = better access and perks
- Rare+ unlocks deeper story lore
- Legendary Villas can become canon
- Investment opens Oct 8
- $200 minimum · $1M target · $5M max
- Ends Dec 31 or when sold out

Written and directed by @BenjaminRozovas

@borgetsebastien and @arthurmadrid are lead investors and partners, with @TheSandboxGame as community partner.

Worth looking at 👌

For now, join the waitlist: hollywoodhills(dot)cc

> **Hollywood Hills** @hhillsofficial · Oct 2
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.


SCIENTIFIC OBSERVER
Black Holes
The Cosmic Abyss
0:32

Paid partnership

224 19 327 7.9K

#3

T.M.A @Tma_420 · Oct 3

Here's one to keep your eyes on: @hhillsofficial

From the creators of Sandbox gaming, **Hollywood Hills** gives you a unique opportunity to invest in a movie.

This is a collection of 3,000 NFTs where owning a **NFT** means owning a piece of revenue from the movie.

Each of these NFTs or "Ethereum Villas" come with their own rarity. The higher the rarity, the better the perks.

> **Hollywood Hills** @hhillsofficial · Oct 2
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.


0:35

Paid partnership

44 8 179 13K

#4

Mookie @MookieNFT · 10h

Added @hhillsofficial to my watchlist

- supply: 3,000
- mint price: tba
- mint date: tba

it's an original horror story from the creators of @TheSandboxGame.

nft holders are also planned to share in the movie's revenue.

worth checking out.👈


HOLLYWOOD HILLS
Following
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026

52 · 5 · 275 · 14K

#5

Xeet @Xeetbtcvox · Oct 3

This might be alpha

@hhillsofficial from the creators of @TheSandboxGame

Collab manager: @themansion_eth

3000 supply, with holders set to own a share of the movie's revenue.

Join the waitlist ➡️ hollywoodhills.cc


HOLLYWOOD HILLS
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc

18 5 66 3.7K

#6

Ohms 🔺 @Big_Ohms_ · Oct 3

>>> Hollywood **Hills** 🎬

A cosmic horror thriller from the creators of TheSandboxGame

But this isn't just another movie, you can invest, hunt hidden clues, collect limited NFTs, influence the story and potentially get yourself in the film.

Fan investment is opening through @joinrepublic.

Keep a close eye on this fellas

Join waitlist >>> hollywoodhills.cc

btw can I have your X number so I can send a DM @hhillsofficial haha

> **Hollywood Hills** @hhillsofficial · Oct 2
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.


0:35

10 | 1 | 20 | 545

#7

MJ 👑 @mjweb3_ · Oct 3

What if you could invest in a movie before it even exists?

That's what caught my attention about @hhillsofficial.

From the creators of @TheSandboxGame, **Hollywood Hills** is a cosmic horror thriller where fans can get involved from day one.

Invest through @joinrepublic.
Own a share of potential revenues.
Hunt hidden clues.
Earn collectibles.
Influence the story.
Maybe even get on screen.

Supply: 3,000
Price: TBA
CM: @themansion_eth

This is the kind of experiment in entertainment + NFT Web3 I'm watching closely. x.com/hhillsofficial...


0:33 From Hollywood Hills

4 3 11 385

#8

Quinn @0xquinneth · Oct 3

Look good here : @hhillsofficial

> Supply : 3000
> Details : TBA
> Contact : @themansion_eth

👉 Apply wl here : hollywoodhills.cc

An original horror story hidden in the Hollywood **Hills, from the** creators of @TheSandboxGame

The story revolves around the Dead & Famous night bus tour in Los Angeles, which takes visitors through locations tied to the deaths and overdoses of famous celebrities.

The tour goes off route on the very night a "dying star" appears over the city, connected to the 1899 comet event. Twelve people disappear in the hills, and the passengers will uncover what has been living in Hollywood for more than 125 years.

Fans can participate from day one: hunt for clues, potentially influence the storyline, collect items, and even appear on screen, while also having the opportunity to invest and share in the revenue.

Maybe somthing 👀


HOLLYWOOD HILLS
Following
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026
1 Following 2,239 Followers

9 2 56 2.2K

#9

habibillionzz.sat @Habibibillionzz · Oct 2

Quick alpha

Hollywood Hills (@hhillsofficial)

This one caught my eye.

It's a cosmic horror / true crime movie being built by the founders of The Sandbox.

But the interesting part is they're making the audience part of the movie (hunting clues, collecting Villas, influencing the story + potentially investing in the film.

They're targeting filming in 2027 and a 2028 release.

Worth keeping on the radar early.

Also
Collection size: 3,000 unique Villas, illustrated by Steve Scott

- Allocation: first 1,000 investors only (GamesBeat / project coverage)

- Chain: not stated

Note: minimum investment being 200$ and max being $100k

Please dyor on this infos.

And CM handling this: @themansion_eth


HOLLYWOOD HILLS
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026
1 Following 1.2K Followers

3 9 291

#10

Ethelia @Etheliaeth · Oct 3

Every villa has a story. Some also hold a clue.

@hhillsofficial is building a cosmic horror film alongside a collection of 3,000 digital Villa NFTs illustrated by Steve Scott.

The Villas carry clues to the film's mythology, with Rare and Legendary pieces holding fragments of the central mystery. Collecting becomes a way to investigate the story while the film is being made.

Just joined the waitlist. Following the signal. 📡


YOU'RE IN!
GET READY...
YOU'LL BE THE FIRST TO KNOW... SOON
DEAD & FAMOUS
TOUR
DEAD & FAMOUS
TOUR

> **Hollywood Hills** @hhillsofficial · Oct 2
>
> 
> 0:42
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.

39 | 1 | 47 | 1.8K

#11

StickMan (GünaL Şen) @0xstickman · Oct 3

Here's one to keep your eyes on: @hhillsofficial

From the creators of @TheSandboxGame gaming, **Hollywood Hills** gives you a unique opportunity to invest in a movie.

This is a collection of 3,000 NFTs where owning a **NFT** means owning a piece of revenue from the movie.

Each of these NFTs or "Ethereum Villas" come with their own rarity. The higher the rarity, the better the perks.

> **Hollywood Hills** @hhillsofficial · Oct 2
>
> Every villa in Hollywood Hills has a story.
> Most of them end the same way.
>
> Coming soon.


0:35

3 296

#12

Tess! 🌸 @tessonchain · Oct 2
Watching this.... @hhillsofficial

3000 Supply (Villas)
Digital collectibles by artist @stevescott3000
Probably on Ethereum

>< Contact: @themansion_eth

Hollywood Hills is an upcoming feature film from the founders of The Sandbox, built around a mystery set in the Hollywood Hills.

The story follows the Dead & Famous night bus tour after it goes off route, uncovering a mystery connected to a comet and disappearances dating back 125 years.

>< Some highlights:

• Each Villa contains unique evidence
Holder-only Discord
• Black Fire Archive investigation game
• Early access to the comic prequel
• Legendary Villas can become canon in the story
• Some Villas include access to the real Dead & Famous tour in LA
• Film investment opens October 8
• Investors receive revenue rights from releases, streaming, merchandise, sequels and remakes

They have a very stacked backroom team as well
Probably something 🌸


HOLLYWOOD HILLS
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026
1 Following 1,751 Followers

Tess! 🌸 @tessonchain · Oct 2
Saw a very interesting NFT project, posting details soon.

5 2 45 2.8K

#13

MUSTII @musty_xbt · Oct 3

EARLY ALPHA 👀

Keep @hhillsofficial on your radar.

Hollywood Hills is doing something pretty different, combining a movie, digital collectibles and community into one project.

The team includes the co-founders of The Sandbox, so there's already some serious Web3 experience behind it.

→ 3,000 supply
→ Other details TBA
→ Collabs handled by @themansion_eth 👑

Still very early, but this is definitely one I'll be watching closely.

Would not sleep on this one!


HOLLYWOOD HILLS
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026
1 Following 2,562 Followers

13 · 5 · 23 · 290

#14

XHAKILL @xhakill_ · 23h

very early 👀

@hhillsofficial is a cosmic horror film from the founder of @TheSandboxGame

total supply -3000
art by @stevescott3000 (led zeppelin, disney etc)

whitelist is live

keep my eyes on....


HOLLYWOOD HILLS
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026
1 Following 2,988 Followers

31 · 49 · 617

#15

sahirama @mirzalex · 17h

The creators of @TheSandboxGame are planning to launch their own collection - **Hollywood Hills.**
x.com/hhillsofficial...

@hhillsofficial - a horror movie project mixed with NFTs, an ARG and some kind of community-driven investigation.

There are 3,000 Villas, and they're not just JPEGs for once. Each one can contain clues, unlock private Discord stuff, behind-the-scenes content, the Black Fire Archive game and other bits around the movie.

Some rarer Villas can apparently even become part of the actual story.
The interesting part is that this isn't only "mint NFT and pray floor goes up." They're also raising money for the film, and investors are supposed to get revenue participation. Full financial terms are coming separately.

The project is led by Benjamin Rozovas, while Arthur Madrid and Sébastien Borget, the founders of The Sandbox, are listed as lead investors and partners.

Wish the team good luck and I'll definitely be watching to see how this turns out. I remember a couple of similar projects, but can't remember their names...

Hopefully this time the real horror won't be a high mint price that ends up going straight to the floor.

Project: hollywoodhills.cc
Arthur Madrid - @arthurmadrid
Sébastien Borget - @borgetsebastien
Benjamin Rozovas - @BenjaminRozovas

EARLY ACCES:
hollywoodhills.cc


SOME LEGENDS SHOULD STAY BURIED
HOLLYWOOD
DEAD & FAMOUS
HOLLYWOOD HILLS
TRUE CRIME MEETS COSMIC HORROR
THE FIRST FEATURE FILM FROM THE FOUNDERS OF THE SANDBOX
INVEST IN THE FILM. SHARE IN ITS REVENUE.
JOIN THE WAITLIST →

Hollywood Hills @hhillsofficial · Oct 1


LLYWOOD HILL

Introducing Hollywood Hills.

A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame ...

1 3 95

#16

Abdullah @Abdullah1BTC · 7h

Added @hhillsofficial to the watchlist.

Cosmic horror film from The Sandbox founders (Arthur Madrid & Sébastien Borget).

• Supply 3,000 Hollywood Hills Villas (Ethereum)

• Artist Steve Scott

• Mint TBA

• Holders get clues, rarity perks, and a planned share of the film's revenue via the Republic campaign

Also tied to a real Dead & Famous bus tour + chance to appear in credits or on screen.

Worth keeping an eye on. DYOR 🫡

> **Hollywood Hills** @hhillsofficial · Oct 1
>
> Introducing Hollywood Hills.
>
> A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame
>
> ...


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

1 · 2 · 84

#17

Secret Alpha NFTs @0xsecretalpha7 · Oct 3
Alpha : @hhillsofficial

This might be one of the more interesting movie concepts I've seen lately.

Hollywood Hills is a cosmic horror thriller set in the **Hollywood Hills** from the creators of @TheSandboxGame

But fans aren't just spectators.

You can hunt clues, collect
Show more

> **Hollywood Hills** @hhillsofficial · Oct 1
> Introducing Hollywood Hills.
>
> A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame
> ...


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

22 · 40 · 585

#18

Robin @Oxrobin1 · 23h

Hollywood Hills WL is Open
Found an interesting project called **Hollywood Hills**

The story follows 12 people who suddenly disappear in the **Hollywood** Hil

- Supply: 3,000
- Mint: TBA
- WL: Open
- Apply here: hollywoodhills.cc

Just enter your email and verify


YOU'RE IN!
GET READY...
YOU'LL BE THE FIRST TO KNOW.. SOON
DEAD & FAMOUS
TOUR

13 22 220

#19

RØGUE FØX @roguefox_ · Oct 1

Sandbox founders are back in NFTs, but this time it isn't land. It's a film.

Hollywood Hills is a cosmic horror they're funding through fans on Republic. From $200, window opens October 8.

On the **NFT** side
The Villa supply is 3,000, and only the first 1,000 who come in with money get one. Inside it isn't just Steve Scott art. There's a clue to the plot, so the collection works as an ARG from day one.

The only thing that actually matters on timing is getting on the waitlist on their site. I already did, a bit late, but I'm sure most people reading this didn't know about it yet. So I'm still very early.

hollywoodhills.cc
@hhillsofficial
@TheSandboxGame


THE SANDBOX
Are Back!
But this time, it isn't land. It's a FILM.
WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

1 · 3 · 58

#20

Mr Ham @0x__dancer · Oct 3

Just came across something worth keeping an eye on

@hhillsofficial is building something interesting, and @TheSandboxGame is already involved.

If you want to stay ahead, Idrop your email at hollywoodhills.cc

Let’s see what they reveal next.
don't sleep with it Lauduuuu😁


10:22
HOLLYWOOD HILLS
Hollywood Hills
@hhillsofficial
An original horror story hidden in the Hollywood Hills. Follow the signal for teasers & secrets. October 1. Fictional project.
Hollywood
hollywoodhills.cc
Joined March 2026
1 Following 2,020 Followers

4 39

HH X - Influencer Communications

#21

Astro @airdropastro · Oct 3
New Waitlist **NFT** | **Hollywood Hills**

Supply: 3,000
Details: TBA

Apply wl here : hollywoodhills.cc

Source:

Hollywood Hills @hhillsofficial · Oct 1
Introducing Hollywood Hills.

A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame
...


HOLLYWOOD HILLS

52

Grateful Ape @Gratefulape · 6h
We Fucked Up!!!

Web3 is trash...
We did it...

We let the ruggers, scammers, and bad actors take the stage....

Instead of supporting projects that are still standing.. After all the insane ups and downs, market crashes, and so on.. .

NAH, we have mfers constantly fudding legacy projects..

The projects that didn't quit and are still trying to do something in the space...

Yeah..... That will help for sure! Let's FUD those...

What will be left???

I am extremely grateful for all good people in this space...

For all collectors, builders ... anyone who wants us to grow and win ...

The only way is.. If you are legit.. You can't quit.. We can't let those scam fucks win this!

It is our space!

32 7 145 4.3K

Show more replies

Mr.Curly @0xMrCurly · 5h
Replying to @arthurmadrid @Gratefulape and @hhillsofficial
how do nft villas work?

1 24

Arthur Madrid @arthurmadrid · 5h
Replying to @0xMrCurly @Gratefulape and @hhillsofficial
villas.hollywoodhills.cc
3,000 houses in the Hollywood Hills. Own one to ride the Dead & Famous tour, see the film first, maybe end up in it. Some are haunted. All are clues for the ARG game.

20

#22

Jaymz.eth @7_Jaymz · Oct 2

This is a good application of **NFT**/digital collectibles from @hhillsofficial

You own the **NFT** and get access to the mystery, clues, lore and community, with some holders potentially influencing or appearing in the film.

NFT is truly inevitable.

> B @BR4ted · Oct 2
>
> Hollywood Hills is an own-to-earn NFT collection coming soon.
>
> In simple terms, you invest in a movie and get a share of the revenue. You can also look out for hidden clues, mint them as NFTs and get yourself into the movie (if you get lucky)....
>
> > **Hollywood Hills** @hhillsofficial · Oct 2
> >
> > 
> >
> > Every villa in Hollywood Hills has a story.
> > Most of them end the same way....

1 73

#23

HRIDOY @masud2633 · Oct 3

NFT Alpha .

@hhillsofficial just landed on my watchlist.

3K Supply.

Mint: TBA

Price: TBA

No official details yet...

But something is probably cooking.


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

4 1 13 133

#24

Sabbir @sabbirplug · Oct 3

@hhillsofficial waitlist live join now

Join: hollywoodhills.cc

How to join✨
. Just enter your email and verify

- Supply: 3,000
- Mint: TBA
- WL: Open


INVESTMENT WINDOW OPENS IN
04D : 12H : 35M : 40S
GET EARLY ACCESS
YOUR EMAIL
SUBMIT
EARLY INVESTORS MAY RECEIVE SPECIAL EDITION PERKS. FIRST COME FIRST SERVE

1 1 81

#25

Lizard @lizard_dm · Oct 3

A cosmic horror thriller set in the **Hollywood Hills.** From the creators of "**Hollywood Hills.**"

@TheSandboxGame

This is the first film you get to help create from day one. Fans can invest in it.

hollywoodhills.cc 🦎

> **Hollywood Hills** @hhillsofficial · Oct 1
>
> Introducing Hollywood Hills.
>
> A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame
>
> ...


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

9

#26

Shadat Official | Airdrop @shadatofficial1 · Oct 3

Found an interesting project called @hhillsofficial
It's an interactive horror story set in Los Angeles

The story is about a night bus tour called Dead & Famous. The tour goes into the Hollywood Hills, and then 12 people suddenly disappear

The story goes back to an old mystery connected to the 1899 comet event and something that has been hidden in Hollywood for more than 125 years

What I like is that people can actually take part in the story. You can look for clues, collect items, help shape the story and possibly even appear on screen.

The project is from the creators of @TheSandboxGame

> Supply: 3,000
> Mint details: TBA
> WL application: hollywoodhills.cc
> Enter your email and verify

WL is still open, so I'm keeping an eye on this one.
Anyone else applying for the WL?


YOU'RE IN!
GET READY...
YOU'LL BE THE FIRST TO KNOW... SOON

2 17 2.5K

HH X - Sebastien Borget

Sebastien @borgetsebastien · 1 oct.

🎬 Movie clap! After almost 2 years in the making, @arthurmadrid and I @borgetsebastien are proud to unveil our latest passion project: HOLLYWOOD HILLS.

A cosmic horror film by Benjamin Rozovas @BenjaminRozovas, produced by Harrison Allen, with @TheSandboxGame as a community partner.

I believe we're entering a new era for movies, one where internet-native communities can help finance, build and spread a film before it even reaches the screen. The Blair Witch Project pioneered community-driven storytelling; newer projects such as Backrooms and Obsession are pushing that model further. The team behind HOLLYWOOD HILLS is explicitly building around that community-first approach.

With HOLLYWOOD HILLS, you can join us as an investor and share in its success, while 3,000 digital Villas become clues and perks within the story.

Pre-register now on Republic @joinrepublic to be first notified. 👉 hollywoodhills.cc

> **Hollywood Hills** @hhillsofficial · 1 oct.
>
> Introducing Hollywood Hills.
>
> A cosmic horror thriller feature film set in the Hollywood Hills. From the creators of @TheSandboxGame
>
> ...


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS

5 · 7 · 37 · 4 k

HH X #2

Hollywood Hills @hhillsofficial

Every villa in Hollywood Hills has a story.
Most of them end the same way.

Coming soon.



1:00 PM · Oct 2, 2026 · **32.9K** Views

101 77 341 17

Relevant View activity

Post your reply Reply

Hollywood Hills @hhillsofficial · Oct 2
Join the waitlist ➡️


WHAT'S BEEN HIDING IN THE HILLS?...
HOLLYWOOD HILLS
Hollywood Hills

From hollywoodhills.cc

39 20 161 4.5K

Benjamin Rozovas @BenjaminRozovas · Oct 2
Enter the @hhillsofficial loop

3 3 168

Rapport Ads — Hollywood Hills

Période : 1er au 5 octobre 2026 · Google Ads (campagnes suivies) et Meta Ads · Annonces regroupées par nom · CPL = dépense / conversions (Résultats Meta)

DÉPENSE TOTALE	CONVERSIONS	CPL MOYEN	GOOGLE / META
$3,182.69	**291**	**$10.94**	**$649.52 / $2,533.17**

Google Ads 9 annonces diffusées

VISUEL	ANNONCE		DÉPENSE	IMPR.	CLICS	CONV.	CVR	CPL
	**ADS02 12 sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$340.48	15 347	222	4	1.8 %	$85.12
	**ADS01 25 sec** 3 groupes d'annonces	16:9 9:16 4:3 1:1	$72.96	5 233	53	0	0.0 %	—
	**ADS03 12 sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$63.00	4 868	73	0	0.0 %	—
	**ADS01 12 sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$61.68	3 951	39	0	0.0 %	—
	**OLDAD01** 1 groupe d'annonces	16:9 9:16 4:5 1:1	$38.71	2 918	69	3	4.3 %	$12.90

VISUEL	ANNONCE		DÉPENSE	IMPR.	CLICS	CONV.	CVR	CPL
	**OLDAD04** 1 groupe d'annonces	16:9 9:16 4:5 1:1	$23.55	1 139	45	0	0.0 %	—
	**ADS02 25 sec** 1 groupe d'annonces		$18.66	1 076	41	0	0.0 %	—
	**OLDAD06** 1 groupe d'annonces	16:9 9:16 4:5 1:1	$16.09	770	19	0	0.0 %	—
	**OLDAD05** 1 groupe d'annonces	16:9 9:16 4:5 1:1	$14.39	753	32	0	0.0 %	—
	Total		**$649.52**	**36 055**	**593**	**7**	**1.2 %**	**$92.79**

Meta Ads 15 annonces diffusées

VISUEL	ANNONCE		DÉPENSE	IMPR.	CLICS	CONV.	CVR	CPL
	**Video_HHV1_E1** 2 groupes d'annonces	Vidéo	$485.98	7 369	791	59	7.5 %	$8.24
HOLLYWOOD HILLS	**Video_Ad1** 3 groupes d'annonces	16:9 9:16 4:5 1:1	$376.63	18 137	715	30	4.2 %	$12.55
	**Video_Ad2** 3 groupes d'annonces	16:9 9:16 4:5 1:1	$346.01	5 438	712	48	6.7 %	$7.21
	**Video_Ad5** 3 groupes d'annonces	16:9 9:16 4:5 1:1	$345.86	4 061	652	44	6.7 %	$7.86
	**Video_HHV2_E1** 2 groupes d'annonces	Vidéo	$280.66	4 965	448	30	6.7 %	$9.36
	**Video_HHV1_I1** 2 groupes d'annonces	Vidéo	$245.35	3 202	233	22	9.4 %	$11.15

VISUEL	ANNONCE		DÉPENSE	IMPR.	CLICS	CONV.	CVR	CPL
	**Video_Ad4** 3 groupes d'annonces	16:9 9:16 4:5 1:1	$165.32	2 875	275	29	10.5 %	$5.70
	**Video_HHV2_I1** 2 groupes d'annonces	Vidéo	$156.49	2 600	159	12	7.5 %	$13.04
	**Video_Ad3** 3 groupes d'annonces	16:9 9:16 4:5 1:1	$44.55	1 064	63	3	4.8 %	$14.85
	**Video_Ad6** 3 groupes d'annonces	16:9 9:16 4:5 1:1	$40.75	1 020	60	1	1.7 %	$40.75
	**Video_01_RealStory_12sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$23.22	309	22	6	27.3 %	$3.87
	**Video_03_RealStory_25sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$9.19	169	12	0	0.0 %	—

VISUEL	ANNONCE		DÉPENSE	IMPR.	CLICS	CONV.	CVR	CPL
	**Video_01_RealStory_6sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$8.27	233	11	0	0.0 %	—
	**Video_02_StopScrolling_12sec** 3 groupes d'annonces	16:9 9:16 4:3 1:1	$2.80	81	7	0	0.0 %	—
	**Video_03_StopScrolling_12sec** 4 groupes d'annonces	16:9 9:16 4:3 1:1	$2.09	101	4	0	0.0 %	—
	Total		**$2,533.17**	**51 624**	**4 164**	**284**	**6.8 %**	**$8.92**

Hollywood Hills
@hhillsofficial


HOLLYWOOD
HILLS

Hollywood Hills: A Horror Film You Can Be Part Of Before It Hits the Screen

26 15 119 4.7K

Hollywood Hills is a cosmic horror thriller feature film set in the Hollywood Hills, backed by the founders of The Sandbox. This article covers the story, the art, the tour, the people making it, and two ways to be part of it before it reaches the screen.

Watch the film & round explained

A Cosmic Horror Story Born on the Internet

True crime, Lovecraftian mythology, and the stories nobody puts in the brochure.


HOLLYWOOD
HILLS

The route. A sleazy tour bus winds through the Hollywood Hills.

The watchers. Along the route, the Black Fire Society waits.

The sky. Above the city, a dying star is looming. Somewhere on the tour, a portal is opening.

The lineage. The uncanny undertone of the Backrooms, the slow personal dread of Obsession: new horror that grew out of the internet and found its audience before it found theaters.

3,000 Villas: Own the World of the Film Before the Film



A selection of Hollywood Hills Villas, illustrated by Steve Scott

The collection. 3,000 Villas illustrated by Steve Scott, set across five legendary estates from the world of the film.

The timing. They drop before the film, not after.

Watch the Villas video

The Tour Is Real: Dead & Famous


DEAD & FAMOUS
DEAD & FAMOUS

A real Hollywood tour bus going through the stories behind the film. Launching October 2026.

Watch the tour


HOLLYWOOD

The Team: Venice, Cannes, Sundance and The Sandbox

- Benjamin Rozovas, writer-director. Two decades as a film journalist for GQ and Première, built games on "The Walking Dead" IP, directed "Sam & Julia." Hollywood Hills is his love letter, and warning, to the city that haunts him.
- Harrison Allen, producer. Indie producer with credits including "The Singers" (Academy Award winner, Netflix) and the sci-fi feature "Anima" (SXSW 2026). Oversaw "5 Pounds of Pressure" (Lionsgate) and "Queen of the Ring" (Sumerian) as head of development at Intrinsic Value Films. His first horror feature, "The Last Thing Mary Saw" (Fantasia 2021), was a Shudder Original.
- Oscar Gervet, producer. An L.A.-based film executive, he has worked every stage of a film's life, on both buyer and seller sides. He came up through Anonymous Content, Electric Entertainment, XYZ Films, and Entertainment 360. Produced the sci-fi thriller short "Jin" (Alfred P. Sloan Production Award) and holds an MFA from the UCLA Producers Program.
- Benjamin Domenech & Santiago Gallelli, Spain producing partners. Founders of Rei Pictures, with credits including "Zama" (2017), "Kill the Jockey" (2024) and "Landmarks" (2025), all Venice premieres, plus "The Settlers" (2023) at Cannes and "Queen of Fear" (2018) at Sundance. Both are Academy members.
- Arthur Madrid & Sébastien Borget, lead investors & partners. The founders behind The Sandbox, a leading decentralized gaming metaverse backed by Animoca Brands, as well as Pixowl, Wixi Inc., and 1-Click Media. Follow them: @arthurmadrid · @borgetsebastien


Back the film
on Republic
Collect a Villa
on OpenSea

Why Back the Film

Back the film on Republic and your investment is a share of the film's revenue, not a stake in the company. Investors recoup 120% of their investment from film proceeds before the remaining profits are split 50/50 with the producers.

On top of your investment, you get perks, starting with a Villa, your ticket into the world of Hollywood Hills. Villas and perks are rewards for being early and carry no share of the film's revenue.

Only part of the collection goes to investors. 870 of the 3,000 Villas are reserved for Republic investors, including 70 Legendary Villas.

Early money gets the best Villas. Each tier has a limited number of Villas, assigned in order of investment. Once a tier's Villas are gone, later investors in that tier still get all of its perks. Perks stack as you move up.

Earliest Backers: The Comet Riders

First 48 hours of the round only · $300 · 200 spots

- Villa by order of investment: the first 10 get a Legendary, the next 20 a Rare, and the last 170 an Uncommon
- Your name in the film's end credits
- Private screening of an early cut, with your feedback going to the editorial team before picture lock
- The Sandbox LAND owners: "Dead & Famous" T-shirt with your name on it

These perks are normally reserved for the $1,000 tier.

Investing more? Perks are based on your total investment, and you get one Villa. Invest more than $300 in the first 48 hours, or add to your investment later, and you keep your Comet Rider perks on top of your tier's. Your Villa is whichever is rarer: your Comet Rider Villa or your tier's.

What You Get at Every Tier

Each tier includes the ones below. Villas do not stack — you receive one Villa, the one for your tier.

$200 — THE PASSENGER

- Villa: Common (500)
- The Transmission: a live session with Benjamin Rozovas and the creative team, every quarter
- Membership in the Founding Investors Circle: private dispatches from Benjamin and the team — location scouting, development, casting — from now to the premiere
- Your name on the permanent Founding Investors web credits page

$300 — THE COMET RIDER · cap 200 • First 48 hours only

- Villa: board early, ride better. The first 10 Comet Riders receive a Legendary Villa, the next 20 a Rare, and the last 170 an Uncommon. Unsold NFTs go back to Treasury.
- Your name in the film's end credits, Founding Investors block (the only way to get it under $1,000)
- Private online screening of an early cut, followed by a conversation with Benjamin about how the film came together
- First Rider: a permanent status on your Villa and in the Circle. Only available in the first 48 hours.
- For The Sandbox LAND owners: “Dead & Famous” T-shirt with your name on it

Investing more in the first 48 hours? You're a Comet Rider too. You get these perks on top of your tier, plus whichever Villa is better.

$500 — THE WITNESS

- Villa: Uncommon (50)
- Watch the film being made: the production diary — storyboards, location scouts, set stills — published as it happens
- The complete Hollywood Bulletin archive in one place, including unreleased issues
- Small-group live sessions with Benjamin or Harrison
- Craft sessions as the team is hired: the cinematographer, production designer and composer show their work
- An audition for the film, self-tape (cap 100)★

$1,000 — THE INVESTIGATOR

- Villa: Rare (60)

- Your case file: a page of the shooting script, signed and annotated by Benjamin Rozovas
- Your name in the film's end credits, Founding Investors block
- Private online screening of an early cut, and a conversation with Benjamin
- A real production artifact: call sheet, location photo or prop document
- The Producer's Room: Harrison walks you through a real budget or scheduling decision

$2,500 — THE SOCIETY

- Villa: Legendary (40)
- Associate Producer credit, plus an IMDb credit
- Choose your way in: ride the Dead & Famous bus in Los Angeles‡ or a guaranteed audition for the film (self-tape)
- A meaningful production artifact

$10,000 — THE LINEAGE · cap 15

- Villa: Legendary guaranteed
- Co-Executive Producer credit, plus 2 seats at the premiere, with hospitality‡
- You're in the film†: your name or face in the frame (on a donor plaque, a byline or a wall of dead movie stars), or a character, location, or bus-tour story named for you
- A screen-used production artifact: a piece of the set that appeared on screen, such as set dressing or a document from a scene‡
- A private filmmaker salon, in a small group
- A production visit, where feasible‡

$50,000 — THE GUARDIAN · cap 4

- Villa: Legendary guaranteed
- Executive Producer credit, plus 4 seats at the premiere, with hospitality‡
- Your Legendary Villa as a one-of-one art print, signed by Steve Scott
- A day on set, and dinner with Benjamin, Arthur, Sébastien and the producers‡
- A private screening invitation
- A session with available principal cast, subject to contracts and schedules

$100,000 — THE BLACK FIRE · cap 2

- Villa: Legendary guaranteed, reimagined as a real house in the Hills†. Recognizably yours.
- Executive Producer credit on a single title card
- A hero prop: one of the film's key objects, handled by the main characters and filmed up close‡
- A private development dinner with Benjamin, Harrison, Arthur and Sébastien
- A production visit, plus premiere and festival hospitality‡
- A private screening, and a personalized, signed screenplay
- An invitation to the wrap gathering, where feasible, and an annual private salon with the filmmakers‡
- Time with available principal cast, subject to contracts
- A relationship that carries into future Hollywood Hills projects

Perks terms

Access, not control. Every creative decision stays with Benjamin and the production team. Available principal cast may join private investor events, subject to contracts, schedules and availability.

Perks are promotional. They are a thank-you for backing the film early, and they don't change what you're paid as an investor.

- Depends on the finished film. Where it lands is the filmmakers' choice and subject to final cut. Anything that doesn't make the edit lives on in the comic, the Hollywood Bulletin or The Black Fire Archive.
- Delivered on the production's schedule, not the campaign's. Travel and accommodation are yours — set visits, the premiere and the bus tour included.
- The audition is self-taped and reviewed by the casting team. An

Not investing? Collect a Villa on OpenSea.

1,835 Villas, illustrated by Steve Scott, are available on OpenSea at $100 in ETH, one per wallet. Villas come with holder perks.

- Whitelist: 48 hours, approved wallets only
- Public mint: 7 days, open to all, first-come, first-served
- Reveal and trading: at the end of the public mint

What your Villa unlocks

These travel with the Villa if it's sold

- **Every Villa:** a unique address in the Hills that holds a clue to Hollywood's buried history; holder-only Discord with behind-the-scenes drops as the film gets made; The Black Fire Archive, the holder-only investigation game; early access to the comic prequel.
- **Uncommon and above:** the digital art book of the 3,000 Villas and the key art, and how Steve Scott designed them.
- **Rare and above:** the full 125-year story behind the prequel comic, written and annotated by Benjamin Rozovas.
- **Legendary:** your Villa becomes canon in the comic or The Black Fire Archive. If your Legendary features the Dead & Famous bus (only 20 do), you also get a seat on the tour in Los Angeles.

3,000 Villas in total: 870 reserved for Republic investors, 1,835 on OpenSea, and 295 held by the project for the team, partners and future perks.

Join the Waitlist Before the Round Opens

Register your interest and be first to hear when the round opens. Free, with no commitment.

Join the waitlist → hollywoodhills.cc

What's Coming Next

1. The round. The Republic round opens soon. The waitlist hears first.
2. The mint. Villa whitelist and public mint dates on OpenSea, announced on @hhillsofficial.
3. The tour's first ride. Dead & Famous launches soon, with first rides reserved for investors.

Follow @hhillsofficial. Every date, every clue and every drop is announced there first.

Welcome to the neighborhood. Try not to wander off.

This is not an offer to sell securities or a solicitation of an offer to buy securities. This prospective offering is being made available as a Testing the Waters reservation campaign under Rule 206 of Regulation Crowdfunding. A reservation involves no obligation or commitment of any kind. No money or other consideration is being solicited, and if sent, it will not be accepted. No investment commitments can be accepted and no funds can be received unless the issuer files a Form C with the SEC and begins accepting investments.

5:30 PM · Oct 8, 2026 · **4,726** Views

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@hhillsofficial

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R ERA @BisOnfi · 14h
the lore looks massive 🔥
2 117

OLA @oobee_1 · 14h
Dying star. Dead & Famous bus. Villas drop first.
I'm in.
2 124

Racheal @Racheal1085 · 5h
👀
9

Violet @only__violet · 6h
damnn look so amazing, fireeeee

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Hollywood Hills
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cyb3rpr4da @S4ndb0xer · 9h
🚩🚩🚩
10

brz @0xbrzz · 10h
🔥
23

Viniscio224 @Mayorr_01 · 13h
Can't wait
1 35

Beejay 🦉 @heismedinal · 11h
Lovely
21

lordsnow @lordsnowone · 2h
Love how much thought has gone into building this world beyond the film itself. The team is giving people a reason to get involved long before the premiere. Really cool to see this coming together! 🎬
5

Alex Vedenkin #SomniaNetwork @alvedenkin1979 · 13h
I love horror movies
1 30

KRATOS 💫 @Sanjay5602 · 11h
Need an entry
28

0xHarve.eth™ @harvemannn · 9h
Very interesting 👏
25

Captain Kid @joyboyishere54 · 13h
That's cool
28

urelkdubdqwr @onargudel · 5h
dying star plus a sleazy tour bus is already the best logline i read this month, ngl. imagine being in one of the 3k villas when it hits the screen
11

Ace King @nft_acekings · 12h
This is interesting
45

Rin | On Chain Alpha 📈 @RinOnChainn · 5h
Can we talk ? Please kindly check DM
13

Miracle Ⓥ @yzixbt · 14h
addds
3 59

Psalmy @lil_psalmy · 14h
Get me in

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TalentedmrRicke.eth @TalentedmrRicke · 14h
First

2 63

Musliah @iammusliah · 14h
Cosmic horror, immersive storytelling and a community that gets involved before the film even hits the screen.
Hollywood Hills is building something beyond just a movie.

2 98

bee | ATAMA (✱,✱)💚🌙 @beejitima · 14h
Good film

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Hollywood Hills @hhillsofficial · 21h
LAPD CASE #68-445 J. Slotoz. Unsealed. Entry #7 : ROSEN[redacted].
"Subject claims non-human entities present". Look closer ! What is the subject's name?



EMIL CAZAR NUTS?
HOLLYWOOD HILLS
LOOK CLOSER
CONFIDENTIAL

Made with AI

34 · 10 · 102 · 2.4K

Hollywood Hills @hhillsofficial · Oct 10
A weird tour bus operating in the hills. Have you ever tried to call them? Interesting what they say about the stars... But what do they mean exactly ?

Watch the video here:
youtube.com/watch?v=vploey...



HOLLYW
SCENE 2
DEAD & FAMOUS
HOLLYWOOD TOUR
Believe I
ALT

24 · 16 · 113 · 3.5K

Hollywood Hills @hhillsofficial · Oct 10
If the number doesn't work please call Dead & Famous here ➡️
call.hollywoodhills.cc

7 · 2 · 19 · 1.3K

Hollywood Hills @hhillsofficial · Oct 8
A dying star. A sleazy tour bus. A secret society waiting in the Hills.

Hollywood Hills is a cosmic horror film you can be part of before it hits the screen. Everything you need to know 👇



HOLLYWOOD HILLS
X Article

Hollywood Hills: A Horror Film You Can Be Part Of Before It Hits the Screen

Hollywood Hills is a cosmic horror thriller feature film set in the Hollywood Hills, backed by the founders of The Sandbox. This article covers the story, the art, the tour, the people making it, and...

48 · 190 · 363 · 8.9K

Hollywood Hills @hhillsofficial · Oct 5
Five legendary estates.

Not one of them is empty.

Welcome to Hollywood Hills.



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Hollywood Hills @hhillsofficial · Oct 5
Join the waitlist



WHAT'S BEEN HIDING IN THE HILLS?
HOLLYWOOD HILLS
Hollywood Hills

From hollywoodhills.cc

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